     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1996



                                                      REGISTRATION NO. 333-05207

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         ------------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                           LASER VISION CENTERS, INC.
                   (Exact name of registrant in its charter)

            DELAWARE                                         43-1530063
     (State of jurisdiction of                           (I.R.S. Employer
  incorporation or organization)                      identification number)

                    540 MARYVILLE CENTRE DRIVE, SUITE 200
                          ST. LOUIS, MISSOURI 63141
                                (314) 434-6900
  (Address and telephone number of principal executive offices and intended principal place of business.)
                             ROBERT W. MAY, ESQ.
                    540 MARYVILLE CENTRE DRIVE, SUITE 200
                          ST. LOUIS, MISSOURI 63141
                                (314) 434-6900
          (Name, address and telephone number of agent for service)
                               With copies to:

   JAMES R. DANKENBRING, ESQ.                      CRAIG E. DAUCHY, ESQ.
DANKENBRING, GREIMAN, OSTERHOLT &        COOLEY GODWARD CASTRO HUDDLESON & TATUM
          HOFFMANN, P.C.                      3000 SAND HILL ROAD, BUILDING 3
7733 FORSYTH BOULEVARD, SUITE 810                       SUITE 230
    ST. LOUIS, MISSOURI 63105                  MENLO PARK, CALIFORNIA 94025
         (314) 863-7733                              (415) 843-5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as possible following the effectiveness of this Registration Statement

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 19, 1996


                                2,500,000 SHARES


                               LASER VISION LOGO


                                  COMMON STOCK


     The 2,500,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby (this "Offering") are being offered by Laser Vision Centers, Inc. (the "Company"). The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LVCI" upon consummation of this Offering. The Common Stock is traded on the over-the-counter market through Nasdaq under the symbol "LVCI" and is traded on the Boston Stock Exchange under the symbol "LVS." On June 17, 1996, the last reported sale price of the Common Stock by Nasdaq was $13 per share. See "Price Range of Common Stock and Dividend Policy."



     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6 TO 12.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.
                            ------------------------

                                                                        UNDERWRITING
                                                           PRICE TO     DISCOUNTS AND     PROCEEDS TO
                                                            PUBLIC      COMMISSIONS*       COMPANY+
                                                           --------     -------------     -----------
Per Share...............................................    $            $                $
Total++.................................................    $            $                $

- ------------

 * The Company and certain stockholders of the Company (the "Selling Stockholders") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


 + Before deducting expenses of this Offering payable by the Company estimated to be $320,000.


++ The Company and the Selling Stockholders have granted the Underwriters a
   30-day option to purchase up to 375,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such
   option is exercised in full, the total price to public will be $          ,
   the total underwriting discounts and commission will be $          , the
   total proceeds to the Company will be $          and the total proceeds to
   the Selling Stockholders will be $          . See "Underwriting."

                            ------------------------


     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York on or
about             , 1996. The Underwriters include:


DILLON, READ & CO. INC.                                A.G. EDWARDS & SONS, INC.
               The date of this Prospectus is             , 1996

            [MAPS SHOWING CURRENT AND PROPOSED LASER VISION CENTERS]


                           -------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



     LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R) LASERVISION CENTER(R) and MobilExcimer(R) are registered service marks of the Company. This prospectus also includes trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting".


                                  THE COMPANY


     Laser Vision Centers, Inc. is the world's largest provider of access to excimer lasers and related services for the treatment of refractive vision disorders and has 30 lasers currently in use in the United States, Canada and Europe. The Company is also the world's only operator of mobile excimer laser systems. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers(R) operate on a shared-access model, giving individual or group ophthalmic practices use of excimer laser technology without investment risk or maintenance requirements, thereby allowing optimal use of the excimer laser equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision and MedSource divisions, advertising and marketing programs and services.



     The Company has operated excimer laser centers in Canada and Europe since 1991 and 1993, respectively. Following the recent approval of the excimer laser technology by the United States Food and Drug Administration ("FDA") to treat certain refractive vision disorders, the Company began developing centers in the United States. The Company currently operates 14 centers in the United States, with plans to open additional centers. The Company currently provides excimer lasers and related services to fixed-site centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer(R) in Canada and the United Kingdom. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare Corporation ("Columbia Healthcare"), formerly Columbia/HCA, or by the Company independently or through joint ventures.



     Photorefractive keratectomy ("PRK") involves the use of an excimer laser to reshape the cornea, thereby adjusting its refractive power, which in turn eliminates or reduces the need for corrective lenses. The excimer laser can also be used to treat a number of pathological superficial corneal disorders in a procedure called phototherapeutic keratectomy ("PTK"). Two manufacturers, VISX, Incorporated ("VISX") and Summit Technology, Inc. ("Summit"), recently received FDA approval for use of their excimer lasers to perform PRK procedures for low to moderate myopia and PTK procedures. In addition to such procedures, excimer lasers can also be used to perform a procedure known as laser in situ keratomileusis ("LASIK"), which may be more predictable in treating high myopia, but which has not been specifically approved in the United States by the FDA.



     An industry source estimates that 145 million people in the United States currently use eyeglasses and/or contact lenses to correct refractive vision disorders. Of these individuals, an estimated 66 million suffer from nearsightedness, with approximately 60% of nearsighted persons estimated to have vision disorders within the criteria currently approved by the FDA for treatment with excimer lasers. The Company estimates that approximately one-fourth of all sufferers of nearsightedness also experience astigmatism and an additional 23 million people in the United States suffer from astigmatism but do not experience nearsightedness. According to industry sources, consumers in the United States spent approximately $13 billion on eyeglasses, contact lenses and other corrective lenses in 1994. The Company believes that excimer laser surgery will make it possible for many of these people to eliminate or reduce their reliance on corrective lenses. In particular, the Company believes that many of the approximately 26 million contact lens users in the United States will be particularly receptive to laser surgery because they have already chosen to use an alternative to eyeglasses for vision correction.


     In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, the Company developed a relationship with Columbia Healthcare whereby the Company would become the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. Since 1992, the Company has had an option to provide excimer laser surgery equipment, training and services to Columbia Healthcare once the excimer laser technology was approved by the FDA. In December 1994, this mutually exclusive agreement was revised to expand the number of potential sites to include all of the approximately 130 Columbia Healthcare ambulatory surgery centers in 27 states nationwide. To date, the Company is operating 12 centers pursuant to this agreement.



     In addition to operating fixed-site centers, the Company has developed a proprietary MobilExcimer system, which is a self-contained mobile refractive laser surgery center duplicating all of the equipment and services typically found in a fixed-site location. The Company has entered into a mutually exclusive agreement with Calumet Coach Company, the world's leading manufacturer of mobile medical systems, to build the MobilExcimer. This proprietary system gives the Company flexibility that the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. The Company recently filed with the FDA an application for premarket approval ("PMA") of the Company's MobilExcimer, which uses VISX's excimer laser system.



     The Company's growth strategy includes: (i) increasing market penetration through a combination of fixed-site laser centers operated in conjunction with Columbia Healthcare, by the Company independently or as joint ventures and expanding the use of its MobilExcimer system; (ii) targeting efforts toward specific markets and key demographic groups within those markets; (iii) promoting development of physician alliances with the goal of maximizing excimer laser usage; (iv) expanding its presence worldwide through complementary acquisitions of other laser providers as well as acquisitions of related and ancillary businesses; and (v) solidifying and expanding its existing strategic alliances with health care providers, equipment manufacturers, major employers and managed care providers and other third party payors.



     Risk factors which should be considered carefully in evaluating an investment in the Common Stock include the absence of profitable operations, the uncertainty of market acceptance of excimer laser surgery, competition, the Company's dependence on limited sources of excimer lasers, government regulation, the uncertainty of FDA approval of the MobilExcimer, the lack of long-term follow-up data and undetermined medical risks with respect to the effect of excimer laser surgery, product liability and professional liability, the Company's ability to manage its growth and its dependence on current management, the possible need for additional financing and the volatility of the price of the Common Stock.


     Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business -- Government Regulation," as well as those discussed elsewhere in this Prospectus and any documents incorporated herein by reference.

                                  THE OFFERING


Common Stock Offered by the Company...     2,500,000 shares



Common Stock Outstanding after this
Offering..............................     11,265,984 shares(1)(2)


Use of Proceeds.......................     For purchases of equipment, opening
                                           of new centers, expansion of
                                           marketing activities, working
                                           capital, business acquisitions and
                                           other general corporate purposes. See
                                           "Use of Proceeds."


Nasdaq Over-the-Counter Market
Symbol................................     LVCI



Proposed Nasdaq National Market
Symbol................................     LVCI


                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             YEAR ENDED APRIL 30,
                                              --------------------------------------------------
                                               1992      1993       1994       1995       1996
                                              ------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
Revenues...................................   $  936    $ 1,180    $ 2,106    $ 3,311    $ 3,918
Cost of revenues...........................      600        868      1,768      3,375      4,240
Operating expenses.........................      930      1,495      2,238      3,144      8,894(3)
Loss from operations.......................     (594)    (1,183)    (1,900)    (3,208)    (9,216)
Net loss...................................     (559)    (1,235)    (2,210)    (3,297)    (8,803)
Net loss per share.........................   $(0.25)   $ (0.48)   $ (0.66)   $ (0.82)   $ (1.75)(4)
Weighted average number of shares of Common
  Stock outstanding........................    2,270      2,567      3,356      4,001      5,278



                                                                             APRIL 30, 1996
                                                                         -----------------------
                                                                                         AS
                                                                          ACTUAL     ADJUSTED(1)
                                                                         --------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................   $ 12,672     $  42,821
Working capital.......................................................      8,802        38,951
Total assets..........................................................     28,913        59,062
Non-current liabilities...............................................      1,763         1,763
Convertible preferred stock with mandatory redemption provision in
  2005................................................................     14,539            --
Accumulated deficit...................................................    (16,442)      (16,442)
Stockholders' equity..................................................      7,453        52,141


- -------------------------

(1) As adjusted to reflect (a) the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom and (b) the conversion of the 141,000 issued and outstanding shares of the Company's Convertible Preferred Stock into 2,349,991 shares of Common Stock upon consummation of this Offering.



(2) Does not include 39,150 shares of Common Stock reserved for issuance upon exercise of the Company's Class C and D Warrants, 24,500 shares reserved for issuance upon exercise of the Company's Class E Warrants, 434,485 shares reserved for issuance upon exercise of outstanding stock options under the Company's Incentive and Non-Qualified Stock Option Plans, 46,888 shares reserved for issuance upon exercise of warrants issued to the placement agent in the Company's 1993 offering of Common Stock, 901,250 shares reserved for issuance upon exercise of outstanding Non-Qualified Warrants and 435,000 shares reserved for issuance upon exercise of other unregistered warrants outstanding as of April 30, 1996. See Note 12 of Notes to Consolidated Financial Statements.



(3) Includes $3,063,000 non-cash charge for fixed asset impairment. See Note 4 of Notes to Consolidated Financial Statements.



(4) Includes $439,000 of dividends accrued on the Company's Convertible Preferred Stock. See Note 5 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock.

ABSENCE OF PROFITABLE OPERATIONS


     The Company commenced operations in 1989 and has recorded net losses from its LaserVision Centers division in every year since inception. The accumulated deficit as of April 30, 1996 was approximately $16.4 million. The Company anticipates continued losses from operations due to expenditures required to support its U.S. expansion. There can be no assurance that the Company will be able to achieve profitability, or that, if achieved, profitability will be sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


UNCERTAINTY OF MARKET ACCEPTANCE


     The Company believes that its profitability and growth will depend upon broad acceptance of PRK in the United States and key international markets targeted by the Company. There can be no assurance that PRK will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. Currently, patients are charged approximately $1,500 to $2,200 per eye for the procedure. The acceptance of PRK may be affected adversely by its cost, concerns relating to its safety and efficacy, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects and the lack of third-party reimbursement for the procedure. Many consumers may choose not to have PRK procedures performed due to the availability of nonsurgical methods for vision correction. Any future reported adverse events or other unfavorable publicity involving patient outcomes from use of PRK systems could also adversely affect acceptance of the procedure. Market acceptance could also be affected by the ability of the Company and other participants in the PRK market to train a broad population of ophthalmologists in the procedure. Promotional efforts by suppliers of products or procedures which are alternatives to PRK procedures, including eyeglasses and contact lenses, may also adversely affect the market acceptance of PRK. The failure of PRK to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.


COMPETITION


     The market for providing access to excimer lasers is subject to increasingly intense competition. The Company competes with several other companies, including at least one manufacturer of laser equipment, in providing access to excimer lasers in the United States and internationally. Summit, one of two suppliers of laser equipment to the Company, has indicated it will open approximately 20 laser centers in the United States during 1996. Other companies are currently in the process of gaining FDA approval for their lasers and these companies may elect to enter the laser center business. Other non-manufacturing companies which have indicated they intend to operate or already operate laser centers in the United States are: Beacon Laser Centers, Inc., Global Vision, Inc., LCA Vision, Inc., Sight Resources, Inc., Sterling Vision, Inc., The Laser Centre (TLC) and 20/20 Laser Centers, Inc. The Company will also compete with laser centers operated by local operators in certain markets. There can be no assurance that any reduction in per procedure fees that may result from increased competition will be compensated for by an increase in procedure volume.



     The procedures offered by the Company's LaserVision Centers also compete with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery, corneal transplants and other technologies currently under development. The Company expects that companies which have developed or are developing new technologies or products, as well as other companies (including established and newly formed companies) may attempt to develop new products directly competitive with the excimer lasers that are to be utilized by the Company or could introduce new or enhanced products with features which render the equipment to be used by the Company obsolete or less marketable. The ability of the Company to compete successfully will depend in large part on its ability to adapt to technological changes and advances in the treatment of refractive vision disorders. There can be no assurance that, as the market for excimer laser surgery and other treatments of eye disorders develops, the Company's equipment will not become obsolete, and if this occurs, that the Company will be able to secure new equipment to allow it to compete effectively.

     The advertising and marketing businesses in which the Company's MarketVision and MedSource divisions are engaged are highly competitive. Clients have the freedom to move from one advertising agency to another with comparative ease since the relationships normally can be terminated on short notice. The MarketVision and MedSource divisions compete with several national and regional ophthalmic specialty marketing companies, as well as national and local advertising agencies which may handle diverse client activities. MarketVision and MedSource may be hampered by their affiliation with LaserVision Centers in that some customers may consider them competitors which could adversely affect the ability of these divisions to continue to attract outside business.

DEPENDENCE ON LIMITED SOURCES OF LASERS


     The Company is dependent on VISX and Summit to provide the excimer lasers it needs for operations. VISX and Summit are currently the only manufacturers of excimer lasers that have FDA approval to sell such lasers for use in performing PRK and PTK procedures. Neither company has experience manufacturing its laser in large-scale, commercial quantities. There can be no assurance that VISX and Summit will supply lasers in the amounts or at the times needed by the Company now or in the future or that other disruptions in supply will not occur. See "Business -- Suppliers."


GOVERNMENT REGULATION


     The manufacturing, labeling, distribution and marketing of medical devices such as the excimer lasers to which the Company provides access are subject to extensive and rigorous government regulation in the United States by the FDA. The excimer lasers to which the Company provides access have been approved by the FDA for certain uses.



     Once FDA approval is obtained, manufacturers are subject to continuing FDA obligations. Medical devices are required to be manufactured in accordance with regulations setting forth current Good Manufacturing Practices, which require that devices be manufactured and records be maintained in a prescribed manner with respect to manufacturing, testing and control activities. It is the FDA's view that with respect to excimer lasers, users, as well as manufacturers are required to comply with FDA requirements with respect to labeling and promotion. Failure to comply with applicable FDA requirements could subject laser manufacturers and the Company to enforcement action, including product seizures, recalls, withdrawal of approvals, and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, clearances or approvals could be withdrawn in appropriate circumstances. Failure of the Company or its principal suppliers to comply with regulatory requirements, or any adverse regulatory action could have a material adverse effect on the Company's business, financial condition and results of operations.



     There are currently two manufacturers, VISX and Summit, that have received FDA approval to market excimer lasers for PRK for low to moderate myopia (nearsightedness) and for PTK. Lack of timely FDA approval for use of PRK for other indications, such as astigmatism and hyperopia, could have a material adverse effect on the Company's planned expansion in the United States market. The process of obtaining FDA approval of medical devices is time consuming and expensive, and there can be no assurance that any approval sought will be granted or that FDA review will not involve delays. Even after regulatory clearance is obtained, approval of medical devices is subject to review. Discovery of problems, violations of the Radiation Control for Health and Safety Act or future legislative or administrative action in the United States or elsewhere may adversely affect the manufacturers' ability to retain regulatory approval of any such equipment. Furthermore, the failure of VISX, Summit or any other manufacturers that supply excimer lasers to the Company to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such manufacturers, could limit the supply of lasers or limit the ability of the Company to use the lasers. The inability of the Company to obtain lasers for sale or use in the United States or elsewhere due to lack of regulatory approval, or otherwise, could prevent the Company from establishing or maintaining LaserVision Centers and MobilExcimers, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."



     Medical device laws and regulations are also in effect in many of the countries in which the Company currently conducts or may in the future conduct business outside the U.S. These range from comprehensive device approval requirements to requests for product data or certifications. The number and scope of these requirements are increasing. International regulatory requirements vary by country and there can be no assurance that the manufacturers of the excimer lasers to which the Company provides access will receive additional international regulatory approvals. Failure to receive such approvals in, or meet the requirements of, any country could prevent the Company from operating in that country, which could have a material adverse effect on the Company's business, financial condition and results of operations. Medical device laws and regulations are also in effect in some states in which the Company currently conducts or may in the future conduct business. State and foreign medical device laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operation.



UNCERTAINTY OF FDA APPROVAL OF MOBILEXCIMER



     Certain FDA officials have advised the Company that they believe that excimer lasers are not approved for use in the MobilExcimer, and that such approval would be required before the Company could operate the MobilExcimer in the United States. The MobilExcimer system has not been approved for use in the United States by the FDA. In June 1996, the Company submitted a PMA application with the FDA for the use of the excimer laser for treatment of low to moderate myopia, which is the first step in seeking approval for the MobilExcimer. Pursuant to an agreement with VISX entered into in May 1996, this PMA application incorporates the information contained in the PMA applications filed with and approved by the FDA for use of VISX excimer lasers for PRK and PTK. If its PMA application is approved, the Company intends to submit a supplement to this PMA application to obtain FDA approval for use of the excimer laser on the MobilExcimer. The process of obtaining a PMA can be lengthy, expensive and uncertain. It is uncertain when, if ever, the FDA will approve excimer lasers for mobile use.



     The Company believes that FDA approval for the use of an excimer laser on a mobile unit may not be necessary. Although the Company has no present plans to do so, the Company may decide to operate the MobilExcimer without FDA approval. If the Company were to operate MobilExcimer units in the United States without first receiving FDA approval, the FDA is likely to take enforcement action against the Company, which action could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business
- -- Government Regulation."


LACK OF LONG-TERM FOLLOW-UP DATA; UNDETERMINED MEDICAL RISKS

     Concerns with respect to the safety and efficacy of PRK include predictability and stability of results. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decreases in best corrected vision (i.e., with corrective lenses); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism. The procedure involves the removal of "Bowman's layer," an intermediate layer between the epithelium (outer corneal layer) and the stroma (middle corneal layer).

Although clinical studies conducted to date have demonstrated no significant adverse reactions to excimer laser removal of Bowman's layer, it is unclear what effect this will ultimately have on the patient. There can be no assurance that long-term follow-up data will not reveal additional complications that may have a material adverse effect on acceptance of PRK which in turn would have a material adverse effect on the Company's business, financial conditions and results of operations. Concern over the safety of PRK or other procedures could in turn adversely affect market acceptance of PRK or result in adverse regulatory action, including product recalls, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY AND PROFESSIONAL LIABILITY


     Inherent in the use of human health care devices is the potentially significant risk of physical injury to patients which could result in product liability or other claims based upon injuries or alleged injuries associated with a defect in the product's performance, which may not become evident for a number of years. Therefore, the operation of any LaserVision Center and the use of refractive laser equipment may result in substantial claims against the Company by patients who allege they were injured as a result of surgical procedures using the refractive laser equipment. The Company has "umbrella" product and professional liability insurance in the amounts of $1.0 million (aggregate and per occurrence), but primarily relies and intends to continue to rely on physicians' professional liability insurance policies and manufacturers' insurance policies for product liability coverage. The Company requires its center operators to maintain certain levels of professional liability insurance, and the agreements between the Company and its center operators contain certain cross indemnification provisions. There can be no assurance, however, that physician users will carry sufficient insurance and a partially or completely uninsured successful claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.


MANAGEMENT OF GROWTH


     The Company's net revenues have increased in each of the last four fiscal years. While the Company has increased its expense levels to support its recent and expected growth, including the hiring of additional personnel, there can be no assurance that the Company's revenue growth can be sustained. To accommodate its recent growth, the Company will need to implement a variety of new or expanded business and financial systems, procedures and controls, including the improvement of its accounting, marketing and other internal management systems. There can be no assurance that the implementation of such systems, procedures and controls can be completed successfully, or without disruption of the Company's operations. Continued expansion of the Company could significantly strain the Company's management, financial and other resources. In addition, the Company has hired and will be required to hire in the future substantial numbers of new employees, particularly personnel to support its MobilExcimer operations. There can be no assurance that the Company's systems, procedures, controls and staffing will be adequate to support the Company's operations. Failure to manage the Company's growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE UPON MANAGEMENT


     The future success of the Company is dependent in part on its ability to recruit and retain certain key personnel, including John J. Klobnak, Chief Executive Officer and Chairman of the Board. The loss of the services of certain members of management, or other key personnel, could have a material adverse effect on the Company. The Company is the beneficiary of key-man life insurance policies ranging from $500,000 to $1.0 million on certain members of management, but there can be no assurance that the benefits under these policies will be sufficient to compensate the Company for the loss of the services of any of such persons.

POSSIBLE NEED FOR ADDITIONAL FINANCING


     Although the Company anticipates that the net proceeds of this Offering and its cash flow from its operations will be sufficient to fund the Company's operations, including its proposed expansion, during the next 24 months, there can be no assurance that the Company will not require additional financing prior to the end of such period. In any event, the Company expects to require additional financing after such period. The Company's future liquidity and capital requirements will depend on numerous factors, many of which are outside the control of the Company. Future financings may result in the issuance of senior securities or in dilution to the holders of the Common Stock. Any such financing, if required, may not be available on satisfactory terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has historically been subject to substantial price volatility. Such volatility may recur in the future due to overall market conditions or business specific factors such as the Company's ability to effectively penetrate the market, new technological innovations and products, changes in government regulations, developments with respect to patent or proprietary rights, public concerns with regard to safety and efficacy of various medical procedures, the issuance of new or changed stock market analyst reports and recommendations, the Company's ability to meet analysts' projections and fluctuations in the Company's financial results. In addition, the Common Stock could experience extreme fluctuations in market price which are wholly unrelated to the operating performance of the Company.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS


     Results of operations have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors, including: (i) the opening and closing of centers; (ii) the purchase of additional lasers and other equipment; (iii) competition and (iv) seasonal factors. Historically, the Company's third quarter results have reflected fewer procedures due to holiday schedules and less available disposable income to pay for elective surgery such as PRK. Due to such past and future quarterly fluctuations in operating results, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results.


SHARES ELIGIBLE FOR FUTURE SALE


     As of April 30, 1996, options issued pursuant to the Company's Incentive and Non-Qualified Stock Option Plans to purchase up to 434,485 shares of Common Stock exercisable over the next several years were outstanding at prices ranging from $3.00 to $16.625. As of April 30, 1996, non-qualified warrants issued to employees and consultants to purchase up to 901,250 shares of Common Stock exercisable over the next several years at prices ranging from $5.00 to $12.625 were outstanding. As of April 30, 1996, Class C, D and E warrants and certain warrants issued to underwriters in connection with the Company's 1993 public offering to purchase an aggregate of 110,538 shares of Common Stock exercisable over the next several years at prices ranging from $5.00 to $7.25 were outstanding. The shares of Common Stock issuable upon exercise of the foregoing options and warrants have been registered and will be freely tradeable upon exercise.



     As of April 30, 1996, additional warrants to purchase 435,000 shares of Common Stock issued to employees, directors and consultants of the Company and exercisable over the next several years at prices ranging from $5.25 to $9.00 were outstanding. The shares of Common Stock issuable upon exercise of these warrants are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 or Rule 701. Upon consummation of this Offering, 2,349,991 shares of Common Stock will be issued upon conversion of all outstanding shares of Convertible Preferred Stock. The shares of Common Stock issuable upon conversion of the Convertible Preferred Stock have not been registered; however, holders of Convertible Preferred Stock have the right to require such shares to be registered within 180 days of the consummation of this Offering.



     As of April 30, 1996, 1,881,273 shares of Common Stock were reserved for issuance upon exercise of such warrants and options. Upon consummation of this Offering, there will be 11,265,984 shares of Common Stock outstanding, assuming no exercise of warrants or options after April 30, 1996. Of these outstanding shares, 8,420,749 will be freely tradeable without restriction under the Securities Act unless held by affiliates.



EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS; PREFERRED STOCK



     The Company's Amended Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock, thus making it difficult for a third party to obtain voting control of the Company. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.



     The Company currently has authorized 180,000 shares of its Convertible Preferred Stock, of which 141,000 shares were issued in October 1995 for an aggregate consideration of $14.1 million. Upon consummation of this Offering, all of these outstanding shares of Convertible Preferred Stock will be converted into 2,349,991 shares of Common Stock. The Company currently does not intend to issue any additional shares of its Convertible Preferred Stock.



     The Company's Amended Certificate of Incorporation includes certain anti-takeover provisions designed to make the Company a less attractive target for an acquisition of control by an outsider that does not have the support of the Company's Board of Directors. These provisions include requirements that certain business combinations involving persons owning beneficially at least 10% of the Company's shares be approved by both an 80% vote of all outstanding shares and also a majority vote of all outstanding shares not owned beneficially by persons involved in such business combinations. These provisions may discourage a third party from attempting to acquire control of the Company and may lower the price that an investor may be willing to pay for shares of the Common Stock.


ABSENCE OF DIVIDENDS


     The Company has never declared or paid any cash dividends and anticipates that for the foreseeable future it will follow a policy of not declaring dividends and instead retaining earnings, if any, for use in its business.


INTELLECTUAL PROPERTY/PROPRIETARY TECHNOLOGY

     The names LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R), LASERVISION CENTER(R) and MobilExcimer(R) are registered U.S. service marks of the Company. In addition, the Company owns service mark registrations in a number of foreign countries. The Company has also secured a patent for the MobilExcimer mounting system. The Company's service marks, MobilExcimer patent and other proprietary technology may offer the Company a competitive advantage in the marketplace and could be important to the success of the Company. There can be no assurance that one or all of these registrations will not be challenged, invalidated or circumvented in the future. The Company is currently involved in two legal proceedings which could result in an adverse impact on its rights to certain of such registrations. Litigation regarding intellectual property is common and there can be no assurance that the Company's service mark registrations and patent will significantly protect the Company's intellectual property. The defense and prosecution of intellectual property proceedings is costly and involves substantial commitments of management time. Failure to successfully defend the Company's rights with respect to its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business
- -- Legal Proceedings."

FOREIGN EXCHANGE RATES AND CURRENCY CONTROLS


     The Company expects that a declining percentage of its revenues will be earned outside of the United States and will be in currencies other than the U.S. dollar during at least the next few years. Fluctuations in the exchange rate between the U.S. dollar and foreign currencies, especially the U.K. pound, Canadian dollar and Swedish krona, could adversely affect the operations of the Company in the short term. In addition, the U.S. or foreign governments could impose currency controls which would limit, or prohibit, the Company's access to funds remitted outside the United States.


                                  THE COMPANY

     The Company is incorporated in Delaware. The Company's principal executive offices are located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, and its telephone number is (314) 434-6900. The Company maintains an Internet home page at www.laser-vision.com. All references to the Company refer to the Company and its subsidiaries unless the context otherwise indicates.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered hereby, at an assumed public offering price of $13 per share and after deducting estimated underwriting discounts and commissions and offering expenses, are estimated to be $30.1 million (or $34.7 million if the Underwriters' over-allotment option is exercised in full).


     The Company expects to use the net proceeds of this Offering for purchases of equipment, opening of new centers, expansion of marketing activities, working capital, business acquisitions and other general corporate purposes. Although the Company may use a portion of the net proceeds to acquire complementary businesses, products or technologies, the Company has no current agreements or understandings with respect to any such transactions. Pending such uses, the Company intends to invest such net proceeds in short-term, investment-grade, interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     Since April 3, 1991, the Common Stock has been traded on the over-the-counter market through Nasdaq under the symbol "LVCI" and on the Boston Stock Exchange under the symbol "LVS."

     The following table sets forth, for the periods indicated, the high and low bid prices of the Common Stock as reported on the over-the-counter market through Nasdaq.



                                                                                     PRICE RANGE OF
                                                                                      COMMON STOCK
                                                                                -------------------------
                                                                                  HIGH             LOW
                                                                                --------        ---------
Fiscal Year Ended April 30, 1994
  1st Quarter................................................................   $ 5 3/4           $ 4 3/4
  2nd Quarter................................................................     5 7/8             4
  3rd Quarter................................................................     5 3/4             4
  4th Quarter................................................................     6 7/8             5 5/8
Fiscal Year Ended April 30, 1995
  1st Quarter................................................................   $ 6               $ 5 3/8
  2nd Quarter................................................................     8                 5 1/4
  3rd Quarter................................................................     8                 7 5/8
  4th Quarter................................................................     8 1/2             7
Fiscal Year Ended April 30, 1996
  1st Quarter................................................................   $ 8 1/2           $ 7 7/8
  2nd Quarter................................................................    15 7/8             8 1/2
  3rd Quarter................................................................    16 5/8            11 3/8
  4th Quarter................................................................    15 1/4            12 3/8
Fiscal Year Ending April 30, 1997
  1st Quarter (through June 17, 1996)........................................   $14  1/8          $10  3/4



     On June 17, 1996, the last reported sale price of the Common Stock on the over-the-counter market through Nasdaq was $13 per share. As of such date, there were approximately 400 holders of record of the Common Stock.



     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LVCI" upon consummation of this Offering.


     The Company has never declared or paid any cash dividends on its Common Stock. The Company presently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of April 30, 1996 and as adjusted to reflect (i) the sale of the 2,500,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $13.00 per share) and the receipt of the estimated net proceeds therefrom by the Company after deducting the estimated underwriting discounts and commissions and offering expenses and (ii) the conversion of all issued and outstanding shares of the Company's Convertible Preferred Stock into Common Stock upon consummation of this Offering. The table set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus. See "Use of Proceeds."



                                                                             APRIL 30, 1996
                                                                         -----------------------
                                                                             (IN THOUSANDS,
                                                                           EXCEPT SHARE DATA)
                                                                                         AS
                                                                          ACTUAL     ADJUSTED(1)
                                                                         --------    -----------
Notes payable and current portion of capitalized lease obligations....   $  2,325     $   2,325
                                                                         =========    =========
Non-current capitalized lease obligations.............................      1,375         1,375
Convertible Preferred Stock with Mandatory Redemption Provision in
  2005, 180,000 shares authorized, 141,000 issued and outstanding at
  $100 par value (none outstanding, as adjusted)......................     14,539            --
                                                                         ---------    ---------
Stockholders' equity:
     Common Stock par value $.01 per share:...........................         64           113
          50,000,000 shares authorized, 6,415,993 (11,265,984, as
            adjusted) issued and outstanding (2)
     Paid-in-capital..................................................     23,831        68,470
     Accumulated deficit..............................................    (16,442)      (16,442)
                                                                         ---------    ---------
     Total stockholders' equity.......................................      7,453        52,141
                                                                         ---------    ---------
          Total capitalization........................................   $ 23,367     $  53,516
                                                                         =========    =========


- -------------------------


(1) As adjusted to reflect (a) the sale by the Company of the 2,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom and (b) the conversion of the 141,000 issued and outstanding shares of the Company's Convertible Preferred Stock into 2,349,991 shares of Common Stock upon consummation of this Offering.



(2) Does not include 39,150 shares of Common Stock reserved for issuance upon exercise of the Company's Class C and D Warrants, 24,500 shares reserved for issuance upon exercise of the Company's Class E Warrants, 434,485 shares reserved for issuance upon exercise of outstanding stock options under the Company's Incentive and Non-Qualified Stock Option Plans, 46,888 shares reserved for issuance upon exercise of warrants issued to the placement agent in the Company's 1993 offering of Common Stock, 901,250 shares reserved for issuance upon exercise of outstanding Non-Qualified Warrants and 435,000 shares reserved for issuance upon exercise of other unregistered warrants outstanding as of April 30, 1996. See Note 12 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The statement of operations data set forth below for the years ended April 30, 1994, 1995 and 1996 and the balance sheet data at April 30, 1995 and 1996 are derived from the respective consolidated financial statements of the Company audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Prospectus. The statement of operations data set forth below with respect to the years ended April 30, 1992 and 1993 and the balance sheet data at April 30, 1992, 1993 and 1994 are derived from audited financial statements of the Company which are not included in this Prospectus. The data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                YEAR ENDED APRIL 30,
                                                 --------------------------------------------------
                                                  1992      1993       1994       1995       1996
                                                 ------    -------    -------    -------    -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues......................................   $  936    $ 1,180    $ 2,106    $ 3,311    $ 3,918
Cost of revenues..............................      600        868      1,768      3,375      4,240
                                                 ------    -------    -------    -------    -------
Gross profit (loss)...........................      336        312        338        (64)      (322)
                                                 ------    -------    -------    -------    -------
Operating expenses:
  General and administrative..................      489        605        695      1,002      2,356
  Salaries and related expenses...............      347        514        902      1,285      2,329
  Depreciation and amortization...............       69        122        250        283        230
  Selling and marketing expenses..............       25        254        391        574        916
  Fixed asset impairment provision............       --         --         --         --      3,063
                                                 ------    -------    -------    -------    -------
Total operating expenses......................      930      1,495      2,238      3,144      8,894
                                                 ------    -------    -------    -------    -------
Loss from operations..........................     (594)    (1,183)    (1,900)    (3,208)    (9,216)
                                                 ------    -------    -------    -------    -------
Other income (expense):
Interest and other income.....................       84         35         21         37        437
Interest expense..............................      (49)       (87)      (156)      (242)      (216)
Minority interest in net loss of
  subsidiaries................................       --         --         --        116        192
Provision for loss on advance.................       --         --       (175)        --         --
                                                 ------    -------    -------    -------    -------
Other income (expense) net....................       35        (52)      (310)       (89)       413
                                                 ------    -------    -------    -------    -------
Net loss......................................   $ (559)   $(1,235)   $(2,210)   $(3,297)   $(8,803)
                                                 ======    =======    =======    =======    =======
Net loss per share............................   $(0.25)   $ (0.48)   $ (0.66)   $ (0.82)   $ (1.75)
                                                 ======    =======    =======    =======    =======
Weighted average number of shares of Common
  Stock outstanding...........................    2,270      2,567      3,356      4,001      5,278
                                                 ======    =======    =======    =======    =======



                                                                     APRIL 30,
                                                ---------------------------------------------------
                                                 1992      1993       1994       1995        1996
                                                ------    -------    -------    -------    --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................   $  719    $   787    $   706    $ 2,126    $ 12,672
Working capital (deficit)....................      643        673       (244)    (1,301)      8,802
Total assets.................................    4,442      4,356      9,135     11,318      28,913
Non-current liabilities......................      736      2,900        791      1,327       1,763
Convertible preferred stock with mandatory
  redemption provision in 2005...............       --         --         --         --      14,539
Accumulated deficit..........................     (897)    (2,132)    (4,342)    (7,639)    (16,442)
Stockholders' equity.........................    2,964      2,829      4,594      6,349       7,453

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Business -- Government Regulation" as well as those discussed elsewhere in this Prospectus and any documents incorporated herein by reference.

BACKGROUND


     The Company was incorporated in Delaware in 1988 and initially provided medical advertising and marketing services in the United States, primarily to ophthalmologists. By 1991, the Company had shifted its strategic emphasis to the emerging ophthalmic technology based on the use of excimer lasers for PRK and acquired an excimer laser for use in a clinical center as part of clinical trials with respect to the safety and efficacy of PRK.



     Subsequent to the purchase of its first laser, the Company determined that FDA approval for PRK in the United States would require a lengthier process than was originally anticipated. As a result, the Company decided to enter the international market for excimer laser surgery where regulatory restrictions were much less prohibitive. Between late 1991 and mid-1992, the Company acquired three commercial excimer laser centers in Canada and began developing the first MobilExcimer unit. In July 1993, the Company opened a fourth Canadian center and purchased six excimer lasers installed in Europe. In April 1994, the Company acquired eight additional lasers installed in Europe. The first PRK procedure on a MobilExcimer system was performed in Ontario, Canada in September 1994.


     In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, in December 1994 the Company restated its agreement with Columbia Healthcare pursuant to which the Company became the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. In addition, by the fall of 1995, the Company extended testing of its MobilExcimer system to England, opened two European centers (including a Company-owned center with an improved excimer laser system), acquired an additional MobilExcimer unit and selected Dr. Richard Lindstrom as the Company's Medical Director.


     In August 1995, the Company acquired Vision Correction, Inc., an excimer laser access provider, for Common Stock with a value of approximately $650,000. In October 1995 and March 1996, the FDA approved the use of the excimer lasers manufactured by Summit and VISX, respectively, for performing PRK procedures for low to moderate myopia, making it possible for the Company to begin providing ophthalmologists access to lasers in the United States. In early 1996, the Company acquired MedSource, a marketing services company, to complement its existing marketing operations for cash and Common Stock with a combined value of approximately $300,000. During April 1996, the Company purchased assets from a former competitor to expand its European operations for a purchase price of approximately $300,000, including cash and assumed liabilities. In the fiscal year ended April 30, 1996, the Company opened six LaserVision Centers in the United States and closed five international fixed-site centers which are now serviced by a MobilExcimer.


NEW ACCOUNTING STANDARD


     In March 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). The Company adopted the provisions of SFAS 121 effective in its fourth quarter ended April 30, 1996. SFAS 121 establishes standards of accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those assets to be disposed of. Due to recent improvements in excimer laser technology, international market conditions and the resulting operational considerations, the Company believes that the recorded carrying value of certain of its international fixed-site assets exceeded their estimated fair values. Accordingly, the Company recorded a non-cash impairment charge of approximately $3.1 million in the fourth quarter of fiscal 1996.


CENTERS IN OPERATION

     The following table shows the number of centers which the Company operated as of the dates indicated.


                                                                    APRIL 30,
                                          -------------------------------------------------------------    JUNE 15,
          CENTERS WITH LASERS               1992         1993         1994         1995         1996         1996
- ---------------------------------------   ---------    ---------    ---------    ---------    ---------    --------
International, Fixed...................        1            3           18           20           15          13
International, Mobile..................        -            -            1            1            2           2
Domestic, Fixed........................        1            1            1            1            6          14
                                              --           --           --           --           --          --
  Total Centers........................        2            4           20           22           23          29
                                              ==           ==           ==           ==           ==          ==


RESULTS OF OPERATIONS


Fiscal Year ended April 30, 1996 Compared to Fiscal Year ended April 30, 1995



     During the year ended April 30, 1996, the Company expanded its relationship with Columbia Healthcare in the U.S. through the opening of five centers at Columbia Healthcare facilities, extended operation of its MobilExcimer system into a European market, opened two European centers, including a Company owned center with an improved excimer laser system, began performing commercial PRK procedures in the U.S. market, completed three acquisitions (one mobile laser service related, one expanding European operations and one expanding U.S. marketing capabilities) and closed five international fixed-site centers which are now served by the MobilExcimer.



     Revenues. Total revenues increased to $3,918,000 for the year ended April 30, 1996 from $3,311,000 for the year ended April 30, 1995, or an increase of 18%.



     Revenues for the LaserVision Centers division increased slightly to $2,484,000 for the year ended April 30, 1996 from $2,478,000 for the year ended April 30, 1995. The slight increase in revenues is attributable to a $273,000 increase in U.S. revenues and a $22,000 increase in Canadian revenues, offset by a $289,000 decrease in European revenues. The increase in U.S. revenues for the LaserVision Centers division is attributable primarily to the increased number of centers in operation and procedures performed in the U.S. The decreased European revenues primarily related to a decreased number of fixed-site centers and per procedure price fluctuations in Europe.



     Revenues for the MarketVision division increased to $1,434,000 for the year ended April 30, 1996 from $833,000 for the year ended April 30, 1995, or an increase of 72%. The $601,000 increase in MarketVision division revenues reflects the acquisition of MedSource in February 1996 and increased fees and commissions earned through the division's marketing and advertising activities.



     During the year ended April 30, 1996, revenues from the LaserVision Centers division represented 63% of total revenues versus 75% for the year ended April 30, 1995. Revenues from the MarketVision division represented 37% of total revenues during the year ended April 30, 1996 versus 25% for the year ended April 30, 1995.



     Costs of Revenues/Gross Profit (Loss). Cost of revenues increased to $4,240,000 for the year ended April 30, 1996 from $3,375,000 for the year ended April 30, 1995. This increase was primarily due to an increase in depreciation to $1,973,000 from $1,589,000 in these respective periods due to the increased inventory of lasers and other medical equipment.



     Excluding laser and medical equipment depreciation, all other costs of revenues increased by $481,000. This increase, when combined with the revenue increase, resulted in these other costs of revenues increasing from 54% of total revenues for the year ended April 30, 1995 to 58% of total revenues for the year ended April 30, 1996. This $481,000 increase was primarily due to the higher levels of MarketVision costs associated with the increase in MarketVision revenues and the increase in total costs of excimer laser maintenance, gasses and optics on higher volumes of PRK procedures and new centers.



     Total gross profit decreased to a loss of $322,000 for the year ended April 30, 1996 from a loss of $64,000 for the year ended April 30, 1995. The variable gross profit, excluding depreciation, increased to $1,651,000 from $1,525,000, primarily because MarketVision costs of revenue are variable costs of revenue.



     Operating Expenses. General and administrative expenses increased to $2,356,000 for the year ended April 30, 1996 from $1,002,000 for the year ended April 30, 1995 primarily due to higher legal and professional fees, higher provisions for bad debt, the costs associated with developing the U.S. market and a new center in Europe, new insurance coverage and other increased general and administrative expenses.



     Salaries and related expenses increased by $1,044,000 for the year ended April 30, 1996 as a result of an increased number of employees, the executive incentive compensation program, salary adjustments and the related payroll taxes and fringe benefits.



     Depreciation and amortization decreased by $53,000 for the year ended April 30, 1996 primarily due to the elimination of the amortization of previously deferred franchise costs, partially offset by increased amortization of goodwill related to acquisitions.



     The increase in selling and marketing expenses was due to the promotion of the MobilExcimer, higher European advertising program costs and the initial development costs for the U.S. market.



     The $3,063,000 fixed asset impairment provision was a non-cash expense and related to the adoption of SFAS 121, as previously discussed.



     Loss from Operations. The LaserVision Centers division's loss from operations increased to $9,357,000 for the year ended April 30, 1996 from $3,242,000 for the year ended April 30, 1995, primarily due to the adoption of SFAS 121 as discussed previously, increased costs related to commencing U.S. operations, increased total depreciation and amortization expenses, higher variable costs of revenue and increased operating costs. The MarketVision division's income from operations increased to $141,000 for the year ended April 30, 1996 from $34,000 for the year ended April 30, 1995 primarily as a result of the gross profit related to increased volume.



     Other Income (Expense). Other income (expense) increased to a net income of $413,000 during the year ended April 30, 1996 from a net expense of $89,000 during the year ended April 30, 1995. This favorable variance was primarily due to higher interest income, an increase in the minority interest in the net loss of a subsidiary and lower interest expense.


Fiscal Year ended April 30, 1995 Compared to Fiscal Year Ended April 30, 1994


     The Company's operating results for the years ended April 30, 1995 and April 30, 1994 are not readily comparable due to significant expansion. The LaserVision Centers division's operating results for the year ended April 30, 1995 included the operation of a center in Montreal for twelve months, 13 European installations for a full year and three European centers for an average of nine months. The LaserVision Centers division operating results for the year ended April 30, 1994 included the operation of a center in Montreal for 9.5 months, six European installations for an average of nine months and eight European installations for one month. Both fiscal years included the operations of the St. Catharines and Vancouver centers for a full year. Two international centers which were open throughout fiscal 1994 were closed during most of fiscal 1995. During fiscal 1995, three European centers were acquired and testing of a larger MobilExcimer trailer was successfully begun in Canada with Calumet Coach Company.

     Revenues. Total revenues increased to $3,311,000 for the year ended April 30, 1995 from $2,106,000 for the year ended April 30, 1994, or an increase of 57%.


     Revenues for LaserVision Centers division increased to $2,478,000 for the year ended April 30, 1995 from $1,517,000 for the year ended April 30, 1994, or an increase of 63%. The $961,000 increase in revenues is attributable primarily to a $113,000 increase in Canadian revenues and an $856,000 increase in European revenues. The increase in Canadian revenues for the LaserVision Centers division is attributable primarily to an increased number of procedures at both the Company's Vancouver and Montreal centers. The increased European revenues related to a full year of revenue from thirteen centers acquired during the year ended April 30, 1994 and the three centers opened during the year ended April 30, 1995. The relocation of one European center partially offset this increase.



     Revenues for the MarketVision division increased to $833,000 for the year ended April 30, 1995 from $589,000 for the year ended April 30, 1994, or an increase of 41%. The $244,000 increase reflected the addition of several domestic ophthalmic advertising clients which had implemented cataract and/or refractive vision correction marketing awareness programs.



     During the year ended April 30, 1995, revenues from the LaserVision Centers division represented 75% of total revenues versus 72% for the year ended April 30, 1994. Revenues from the MarketVision division represented 25% of total revenues during the year ended April 30, 1995 versus 28% for the year ended April 30, 1994.



     Cost of Revenues/Gross Profit. Cost of revenues increased to $3,375,000 for the year ended April 30, 1995 from $1,768,000 for the year ended April 30, 1994. This increase included a $620,000 increase in excimer laser and medical equipment depreciation to $1,589,000 during the year ended April 30, 1995 from $969,000 during the year ended April 30, 1994. This non-cash expense reflects the increase in the number of European excimer lasers operated for the full year ended April 30, 1995 and the purchase of additional medical equipment.



     Excluding laser and medical equipment depreciation, all other costs of revenues increased by $987,000. This increase, when combined with the revenue increase, resulted in these other costs of revenues increasing from 38% of total revenues for the year ended April 30, 1994 to 54% of total revenues for the year ended April 30, 1995. This $987,000 increase was primarily due to higher medical professional fees for Company-owned laser centers, the increase in total costs of excimer laser maintenance, gasses and optics on higher volumes of PRK procedures and new centers and the higher levels of MarketVision costs associated with the increase in MarketVision revenues.


     Total gross profit decreased to a loss of $64,000 for the year ended April 30, 1995 from $338,000 for the year ended April 30, 1994. The variable gross profit, excluding depreciation and a $175,000 non-cash provision for loss relating to an advance of funds in 1991 to an Italian company, increased to $1,525,000 from $1,307,000, primarily because medical professional fees and MarketVision costs of revenue are variable costs of revenue.


     Operating Expenses. Operating expenses increased to $3,144,000 for the year ended April 30, 1995 from $2,238,000 for the year ended April 30, 1994. General and administrative expenses increased by $307,000 primarily due to higher European and U.S. professional fees (primarily for new centers and tradename protection), new insurance coverage, laser relocation costs and higher travel costs associated with the Columbia Healthcare agreement.



     Salaries and related expenses increased by $383,000 as a result of the hiring of new employees in St. Louis, Canada and England, the executive incentive compensation program tied to the Company's stock price, salary increases and higher commissions on increased MarketVision revenues.



     Depreciation and amortization increased by $33,000 due to the amortization of previously deferred franchise costs, the amortization of certain trademark costs, depreciation of new mobile equipment and depreciation of European furniture and leasehold improvements, partially offset by lower depreciation of the clinical laser.

     Selling and marketing expenses increased by $183,000 primarily due to increased radio and newspaper advertising for the European centers, increased European travel costs and the initial promotion of the new MobilExcimer system. Lower radio and newspaper advertising in western Canada partially offset these increases.



     Loss from Operations. The LaserVision Centers division's loss from operations increased to $3,242,000 for the year ended April 30, 1995 from $1,870,000 for the year ended April 30, 1994, primarily due to a $655,000 increase in total depreciation and amortization expenses, higher variable costs of revenue and increased operating costs which were partially offset by revenue increases. The MarketVision division generated a $34,000 operating profit for the year ended April 30, 1995 versus a $30,000 operating loss for the year ended April 30, 1994, primarily due to lower bad debt expenses and the gross profit on increased revenues.



     Other Income (Expense). Other expense decreased to $89,000 for the year ended April 30, 1995 from $310,000 for the year ended April 30, 1994. Interest expense increased to $242,000 for the year ended April 30, 1995 from $156,000 for the year ended April 30, 1994. This increase was primarily due to a $196,000 increase in imputed (non-cash) interest expense on European laser purchases and was partially offset by a $110,000 decrease in European and other interest expense. The $116,000 income from minority interest in net loss of subsidiary for the year ended April 30, 1995 relates to one of the Company's new European operations. The $175,000 non-cash provision for loss on advance for the year ended April 30, 1994 relates to an advance of funds in 1991 to an Italian company.



LIQUIDITY AND CAPITAL RESOURCES



     Since the completion of its initial public offering in April 1991, the Company's primary sources of liquidity have consisted of financing from the sale of Common Stock and Convertible Preferred Stock, revenues from marketing and laser access services provided to ophthalmic physicians and leases. At April 30, 1996, the Company had $12,672,000 of cash and cash equivalents compared with $2,126,000 at April 30, 1995. At April 30, 1996, the Company had working capital of $8,802,000 compared with a working capital deficit of $1,301,000 at April 30, 1995. The ratio of current assets to current liabilities at April 30, 1996 was
2.71 to one, compared to 0.69 to one at April 30, 1995.



     Cash Flows from Operating Activities. Net cash used for operating activities was $2,879,000 for fiscal 1996 and was $1,017,000 and $899,000 for fiscal 1995 and 1994, respectively. The cash flows used for operating activities during fiscal 1996 primarily represent the net loss incurred in this period less depreciation, amortization and fixed asset impairment and an accrual for one laser. The cash flows used for operating activities in fiscal 1995 and 1994 primarily represent the net loss incurred in these periods less depreciation and amortization.



     Cash Flows from Investing Activities. Net cash used for investing activities was $7,847,000 during fiscal 1996 and $1,227,000 and $2,468,000 for fiscal 1995 and 1994, respectively, and was primarily due to the acquisition of equipment, equipment deposits and acquisitions. The increase in acquisitions of equipment in fiscal 1996 is primarily due to expansion into the U.S. market and continued growth in the European market.



     Cash Flows from Financing Activities. Net cash provided by financing activities during fiscal 1996 was $21,272,000 and was primarily due to proceeds received from a private placement of the Company's Convertible Preferred Stock with a provision for mandatory redemption in 2005 and the exercise of warrants. Net cash provided by financing activities for fiscal 1995 was $3,664,000 and was primarily due to proceeds from the exercise of warrants and private stock offerings offset by the repayment of certain notes payable and capitalized lease obligations. For fiscal 1994, net cash provided by financing activities was $3,286,000 and was primarily due to proceeds received from the exercise of warrants and private stock offerings.

     The Company anticipates that its current cash and cash equivalents, together with the proceeds of this Offering, will be sufficient to fund operating expenses for the next 24 months, including any capital expenditures not financed by leasing. The Company expects to continue to fund future operations and mobile development costs from existing cash and cash equivalents, revenues received from providing laser access and market services, the exercise of stock options and warrants and future financing as required. There can be no assurance that capital will be available when needed or, if available, that the terms for obtaining such funds will be favorable to the Company.

                                    BUSINESS


     The Company is the world's largest provider of access to excimer lasers and related services for the treatment of refractive vision disorders and has 30 lasers currently in use in the United States, Canada and Europe. The Company is also the world's only operator of mobile excimer laser systems. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers operate on a shared-access model, giving individual or group ophthalmic practices use of excimer laser technology without investment risk or maintenance requirements, thereby allowing optimal use of the excimer laser equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision and MedSource divisions, advertising and marketing programs and services.



     The Company has operated excimer laser centers in Canada and Europe since 1991 and 1993, respectively. Following the recent approval of the excimer laser technology by the FDA to treat certain refractive vision disorders, the Company began developing centers in the United States. The Company currently operates 14 centers in the United States, with plans to open additional centers. The Company currently provides excimer lasers and related services to fixed-site centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer in Canada and the United Kingdom. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare or by the Company independently or through joint ventures.



     In anticipation of the FDA's approval of the excimer laser to perform PRK procedures, the Company developed a relationship with Columbia Healthcare whereby the Company would become the primary provider of excimer lasers to Columbia Healthcare ambulatory surgery centers. Since 1992, the Company has had an option to provide excimer laser surgery equipment, training and services to Columbia Healthcare once the excimer laser technology was approved by the FDA. In December 1994, this mutually exclusive agreement was revised to expand the number of potential sites to include all of the approximately 130 Columbia Healthcare ambulatory surgery centers in 27 states nationwide. To date, the Company is operating 12 centers pursuant to this agreement.



     In addition to operating fixed-site centers, the Company has developed a proprietary MobilExcimer system, which is a self-contained mobile refractive laser surgery center duplicating all of the equipment and services typically found in a fixed-site location. The Company has entered into a mutually exclusive agreement with Calumet Coach Company, the world's leading manufacturer of mobile medical systems, to build the MobilExcimer. This proprietary system gives the Company flexibility which the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. The Company recently filed with the FDA an application for PMA of the Company's MobilExcimer, which uses VISX's excimer laser system.



     Currently, the Company provides access to 28 fixed-site lasers -- 12 in Europe, 1 in Canada and 15 in the United States. The Company also has two mobile systems in operation, one in Europe and one in Canada. The Company continues to explore opportunities to expand both its domestic and international operations.


VISION DISORDERS

     The human eye is approximately 25 millimeters in diameter and functions much like a camera, incorporating a lens system which focuses light (the cornea and the lens), a variable aperture system which regulates the amount of light passing through the eye (the iris) and film which records the image (the retina). Light from a distant object passes through the cornea, iris, and lens, which focus the light on the retina. The retina contains light sensitive receptors which transmit the image through the optic nerve to the brain. Seventy-five percent of the focusing power of the eye is provided by the curvature of the corneal surface.

     Two major categories of vision disorders are refractive and pathological disorders. Refractive disorders result from an inability of the optic system to properly focus images on the retina. Nearsightedness (myopia), farsightedness (hyperopia) and astigmatism are the most common refractive disorders. The amount of refraction is dependent on the shape (specifically, the curvature) of the cornea. If the curvature is not correct, the cornea cannot properly focus the light passing through it onto the retina, and the individual will perceive a blurred image.


     Currently eyeglasses or contact lenses are most often used to treat refractive disorders. They may also be treated by several surgical techniques such as radial keratotomy ("RK"). RK is a surgical procedure used to correct myopia in which an ophthalmologist uses a scalpel to make a series of cuts approximately 400 to 450 microns deep in a radial configuration around the periphery of the cornea. The healing of the incisions causes a flattening of the cornea and corrects small to moderate amounts of myopia. Other techniques in use are keratomileusis, which involves freezing the cornea and reshaping it, and automated lamellar keratoplasty ("ALK"), which involves using a microkeratone to remove microscopic amounts of corneal tissue.


     Another major category of vision problems is pathological disorders. Traumatic, congenital and pathological sources cause defects in the cornea which result in restricted vision. A typical medical alternative for treatment of these conditions is a corneal transplant which involves major surgery and is dependent on the availability of a suitable donor cornea and on the individual surgeon's skill and experience. Corneal transplants frequently produce irregular corneal surfaces which compromise the patient's vision. Another major concern regarding corneal transplantation involves the possibility of transmission of viruses that could infect the patient.


     An industry source estimates that 145 million people in the United States currently use eyeglasses and/or contact lenses to correct refractive vision disorders. Of these individuals, an estimated 66 million suffer from nearsightedness, with approximately 60% of nearsighted persons estimated to have vision disorders within the criteria currently approved by the FDA for treatment with excimer lasers. The Company estimates that approximately one-fourth of all sufferers of nearsightedness also experience astigmatism and an additional 23 million people in the United States suffer from astigmatism but do not experience nearsightedness. According to industry sources consumers in the United States spent approximately $13 billion on eyeglasses, contact lenses and other corrective lenses in 1994. The Company believes that excimer laser surgery will make it possible for many of these people to eliminate or reduce their reliance on corrective lenses. In particular, the Company believes that many of the approximately 26 million contact lenses users in the United States will be particularly receptive to laser surgery as they have already chosen to use an alternative to eyeglasses for vision correction.



     Industry sources estimate that 200,000 RK procedures were performed in the United States in 1994. Because RK is a manual procedure and is not performed with a computer-controlled device, it is highly dependent on the surgical skill of the ophthalmologist performing the procedure. In addition, because RK involves incisions into the corneal tissue, it weakens the structure of the cornea which can have adverse consequences as patients age. Furthermore, RK has never undergone a controlled clinical study under an FDA protocol because no medical devices, other than a scalpel, are used in the procedure. The Company believes, based on currently available follow-up data and market trends in countries where laser surgery is commercially available, that more people will seek vision correction through laser surgery than through RK because PRK involves reduced surgical risk, does not weaken the corneal tissue, is less invasive and is less dependent on the ophthalmologist's skill.

EXCIMER LASER SURGERY

     An excimer laser emits energy in an extremely short pulse lasting only several billionths of a second. High energy ultraviolet photons produced by the excimer laser create a "non-thermal" process known as ablation which does not heat adjacent tissue. The excimer laser can be used to treat refractive vision disorders such as nearsightedness and astigmatism in the PRK procedure. PRK involves using the excimer laser to resculpt the cornea. This adjusts the amount of refraction which in turn eliminates or reduces the need for corrective lenses. The excimer laser can also be used to treat a number of pathological superficial corneal disorders in a procedure called PTK. Excimer lasers manufactured by VISX and Summit have been approved for treatment of low to moderate myopia, and VISX is currently in the process of pursuing FDA approval for use of its laser for the treatment of astigmatism. Excimer lasers can also be used to perform a procedure known as LASIK in which an ophthalmologist uses a microkeratone to open a flap on the surface of the cornea. Laser energy is then used to ablate corneal cells on the exposed surface to improve the person's visual acuity, and the flap is then folded back into place. LASIK may be more predictable in treating high levels of myopia, but has not been specifically approved in the United States by the FDA.

     Excimer lasers are designed to reshape or sculpt the cornea to correct common visual problems such as nearsightedness and astigmatism by changing the curvature of the cornea, and therefore, the focusing power of the eye. The laser's functions are controlled by a computer based work station. The physician enters the patient data into the system's computer, which makes the calculations necessary for a precise corneal correction. After a verification procedure, the physician cleans and aligns the eye, initiates the treatment and visually monitors the eye during surgery. The procedure lasts approximately 15 or 20 minutes and generally requires less than 40 seconds of laser time. The natural protective cover of the cornea, called the epithelium, typically regrows in 24 to 72 hours to recreate a smooth optical surface over the laser modified curvature of the cornea.

     Some potential medical risks have been identified in connection with the use of PRK surgery and there may be other risks which will not be known until the procedure has been widely used and monitored. Potential complications and side effects include: post-operative discomfort; corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to procedure medication; modest fluctuations in refractive capabilities during healing; modest decreases in best corrected vision (i.e., with corrective lenses); unintended over- or under-corrections; regression of effect; disorders of corneal healing; corneal scars; corneal ulcers and induced astigmatism.

BUSINESS STRATEGY

     The Company's goal is to retain its leadership position as the world's largest provider of access to excimer lasers and related services for ophthalmic surgery. In order to achieve this goal, the Company will expand its relationships with eyecare practitioners through its shared-access model, which allows individual or group ophthalmic practices use of excimer laser technology without investment risk or maintenance requirements. Shared access also allows optimal use of the excimer laser systems, thereby maximizing Company revenues.

     The Company's growth strategy combines the following important elements:

     - Increase Market Penetration. The Company intends to increase its market penetration by using a combination of fixed-site laser centers operated by the Company or as joint ventures, including through its agreement with the Ambulatory Surgery Division of Columbia Healthcare, and expanded use of the MobilExcimer system.


          - Columbia Healthcare. The Company intends to capitalize upon its agreement with the Ambulatory Surgery Division of Columbia Healthcare, the world's largest for-profit health care provider with approximately 130 ambulatory surgery centers in 27 states, by establishing additional

     LaserVision Centers at Columbia Healthcare facilities and maximizing the number of patients treated at each operating LaserVision Center. The Company's access to the Columbia Healthcare network positions the Company to establish additional LaserVision Centers more quickly than would be possible through the establishment of independent centers. The Company plans to have more than 20 LaserVision Centers operating in Columbia Healthcare facilities by mid-1997, and intends to continue its evaluation of the remaining Columbia Healthcare facilities to determine which of these facilities would be appropriate for the establishment of additional LaserVision Centers or which of these centers could be more effectively served by the Company's MobilExcimers. In addition to providing access to a large number of ambulatory surgery centers, Columbia Healthcare has over 1,500 affiliated ophthalmologists and is the single largest provider of ophthalmic procedures in the United States, performing more than 130,000 procedures annually (approximately 10% of all eye surgeries in the United States in 1995). Columbia Healthcare's affiliated ophthalmologists can provide the Company with a large potential patient base to which the Company can market its laser surgery services.



          - MobilExcimer System. The Company believes that it is currently the only company that has developed and is operating a mobile system for the excimer laser. This proprietary system gives the Company flexibility that the Company believes is not currently available to its competitors and is intended to help the Company achieve broader penetration of both domestic and international markets. The Company plans to use the MobilExcimer to provide laser access and related services to communities where the Company's potential patient base is insufficient to sustain a fixed-site center, thereby enhancing the Company's ability to expand quickly into multiple markets. The Company expects that the MobilExcimer will help meet the expected demand for the procedure, while giving both doctors and patients accessibility to laser surgery without the need for extended travel. The Company has entered into a mutually exclusive agreement with Calumet Coach Company ("Calumet"), the world's leading manufacturer of mobile medical systems, to build the MobilExcimer. The Company currently operates two mobile units, one each in Europe and Canada. The Company anticipates that the consolidation of excimer laser surgery centers taking place in Europe and Canada will present further opportunities for its MobilExcimer.



     The MobilExcimer system has not been approved for use in the United States by the FDA. In June 1996, the Company submitted a PMA application with the FDA for the use of VISX's excimer laser system for treatment of low to moderate myopia, which is the first step in seeking approval for the MobilExcimer. Pursuant to an agreement with VISX entered into in May 1996, this PMA application incorporates the information contained in the PMA applications filed with and approved by the FDA for use of VISX excimer lasers for PRK and PTK. If its PMA application is approved, the Company intends to submit a supplement to this PMA application to request FDA approval for use of the excimer laser on the MobilExcimer. See "Risk Factors -- Uncertainty of FDA Approval of MobilExcimer."



          - Other Laser Centers. The Company intends to establish additional fixed-site LaserVision Centers in areas not served by Columbia Healthcare. These centers may be Company owned and operated, such as the Company's center in St. Louis, or owned and operated by a joint venture or partnership with a health care facility provider, such as the Company's center at the Phillips Eye Institute in Minneapolis.


     - Utilize Targeted Marketing. The Company intends to use the knowledge gained through operating LaserVision Centers in Canada and Europe and the marketing expertise of MarketVision and MedSource to identify and market to selected geographic areas. While the international division continues to offer considerable growth opportunities for the Company, management believes the greatest growth market for PRK lies in the United States. Utilizing its marketing expertise, the Company intends to identify demographic groups within selected geographic areas which represent the most likely candidates for excimer laser surgery. After identifying candidates for excimer laser surgery, the Company will continue to provide "value added" services to ophthalmologists and other health care providers by referring and helping to process prospective patients from the initial point of inquiry through surgery.

     - Promote Alliances With Physicians. A key element of the Company's shared-access model is the promotion of alliances with physicians within a community to maximize laser usage and resulting revenues. Through these alliances, the Company attracts ophthalmologists who are not able or willing to purchase, finance and maintain a laser. The Company continues to work with the physicians after a center is opened by providing technical support and training as well as sales and marketing expertise. By providing these services, the Company goes beyond providing laser access and actively works with the physicians to increase the number of consumer inquiries and to turn such inquiries into procedures performed.

     - Grow Through Acquisitions. The Company seeks to expand its presence worldwide through complementary acquisitions of other laser operators, including direct competitors, as well as acquisitions of businesses that provide related equipment or services. The Company expects to take advantage of ongoing market consolidation in Europe through strategic acquisitions of competitors. In addition, the Company believes that the emerging market for the Company's services in the United States will initially be fragmented, as it was in Europe, and may subsequently offer consolidation opportunities.

     - Expand Strategic Relationships. The Company intends to solidify and expand its existing strategic alliances with health care providers, equipment manufacturers, major employers, managed care providers and other third party payors in order to provide the Company access to a larger patient base.

OPERATION OF LASER CENTERS


     The Company provides access to excimer lasers and related services for ophthalmological surgery, collecting a fee for each procedure performed by independent ophthalmologists. Currently, patients are charged approximately $1,500 to $2,200 per eye for the procedure. The Company's fee ranges from approximately $400 to $1,000 per procedure, depending on the services provided by the Company. The Company provides access to excimer lasers and related services through fixed-site laser centers and its MobilExcimer system. The Company currently provides excimer lasers and related services to fixed-site centers in the United States, Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer in Canada and the United Kingdom. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare or by the Company independently or through joint ventures.


COLUMBIA HEALTHCARE

     The majority of the Company's currently operating or planned U.S. laser centers will operate in selected Columbia Healthcare ambulatory surgery centers. The Company's agreement with Columbia Healthcare provides the Company with the exclusive right to provide excimer laser equipment and related services (marketing, technical support and service) to Columbia Healthcare ambulatory surgery centers. The Company and Columbia Healthcare jointly determine which surgery centers and physician users will be served with excimer lasers (fixed-site or mobile) through a comprehensive business planning process. This process takes into account such factors as market demographics, the number of potential physician users, projected case volume and competition.

     Under the agreement with Columbia Healthcare, the Company provides either the VISX or Summit excimer laser, as specified by the physician users. In some cases, the Company may also provide other equipment such as a corneal topographer. In addition, the Company provides physician and staff training, technical support services and maintenance of the laser, as well as marketing support. Marketing support includes advertising and promotional materials for the center as well as for physician users who elect to participate in a center-level marketing plan. Columbia Healthcare provides space in its facility to accommodate the laser in an appropriate setting, staff to handle inquiries, surgical and support staff and surgical disposables. Typically, the facility and equipment portions of the surgical fee are collected by the Columbia Healthcare center on the date of treatment and the Company is paid monthly for treatments performed during the previous month. The Company and Columbia Healthcare each receive a fixed fee for the equipment and services provided, with the Company receiving a net fee of $450 to $850 per procedure depending on the services provided.


     Currently, the Company provides lasers and related services to 12 Columbia Healthcare facilities located in 10 states. By mid-1997, the Company plans to open approximately 10 additional LaserVision Centers at Columbia Healthcare facilities, although there can be no assurance that such number of centers will be opened. The Company will continue to evaluate the remaining Columbia Healthcare facilities to determine which would be appropriate for fixed-site lasers or the use of the MobilExcimer.


MOBILEXCIMER

     The MobilExcimer is a self-contained mobile refractive laser surgery center, containing a laser and other equipment identical to that typically found in a fixed-site location. The mobile unit is designed to offer excimer laser access to ophthalmologists practicing in communities where the Company's potential patient base is insufficient to support a fixed-site laser surgery facility. Depending on such factors as case volume and distances between sites, a MobilExcimer unit can serve up to five sites per week. The Company intends to implement logistical and routing systems to coordinate use of the MobilExcimer units in a manner that will maximize utilization of capacity and service to patients. Because the Company will provide more services and convenient access and location, it is anticipated that procedures performed with the MobilExcimer will typically generate higher fees per procedure than those performed at fixed-site LaserVision Centers. Currently, these fees are expected to range from approximately $800 to $1,000 per procedure.


     The Company has entered into a mutually exclusive agreement with Calumet, the world's leading manufacturer of mobile medical systems, which provides that Calumet will produce and the Company will purchase a minimum of four MobilExcimers units per year (up to an aggregate of 13) from the date of FDA approval of the MobilExcimer through mid-1999. So long as minimum orders are maintained, Calumet has agreed not to produce mobile laser surgery vehicles for entities other than the Company. This agreement provides the Company with a reliable source of supply from Calumet, which currently manufactures more than 60 percent of the mobile medical systems being used in the United States.


     The mobile units are larger than many fixed laser surgery sites, with a movable exterior wall allowing the MobilExcimer to expand in size upon reaching its destination. The unit has electrical systems that are adaptable for use in the U.S., Canada and Europe. The MobilExcimer can operate with port electrical hookups or an internal generator, either of which are supported by an uninterruptible power supply. The units utilize the Company's patented MobilExcimer mounting system which allows the delicate internal systems of the excimer laser to withstand the rigors associated with mobile operation.


     The first PRK procedure in a MobilExcimer was performed in September 1994 by a Canadian ophthalmologist under the supervision of Dr. Stephen Trokel, the developer of the PRK procedure using the excimer laser. The Company currently operates two mobile units, one serving more than ten sites in Europe and the other serving five sites in Canada. The MobilExcimer system has not been approved for use in the United States by the FDA. In June 1996, the Company submitted a PMA application with the FDA for the use of VISX's excimer laser system for treatment of low to moderate myopia, which is the first step in seeking approval for the MobilExcimer. Pursuant to an agreement with VISX entered into in May 1996, this PMA application incorporates the information contained in the PMA applications filed with and approved by the FDA for use of VISX excimer lasers for PRK and PTK procedures. If its PMA application is approved, the Company intends to submit a supplement to this PMA application to obtain FDA approval for use of the excimer laser on the MobilExcimer. See "Risk Factors -- Uncertainty of FDA Approval of MobilExcimer."


     The Company believes that the MobilExcimer will provide logistical flexibility in the developing market for PRK. The MobilExcimer will allow the Company to service locations that will not currently support the installation of a fixed-site laser. Over time, the volumes at such locations may grow to be sufficient to support a fixed-site center. Conversely, the volumes at an existing fixed-site center may fall. Due to the flexibility of its MobilExcimer, the Company will be in a position to move a laser from a fixed-site center to a more attractive location while continuing service to the existing location with the MobilExcimer.

OTHER LASER CENTERS


     U.S. Centers. In addition to its affiliation with Columbia Healthcare, the Company intends to open additional fixed-site centers in areas which are not served by Columbia Healthcare ambulatory surgery centers. The Company currently has two U.S. centers that are not associated with Columbia Healthcare: the Company's LaserVision Center in St. Louis, which is wholly owned and operated by the Company, and the center at the Phillips Eye Institute in Minneapolis, which is owned and operated by a joint venture between the Company and the facility provider. The Company intends to open three additional independent fixed-site centers in the United States by the end of 1996 although there can be no assurance that such number of centers will be opened. These additional centers will be owned and operated either by the Company or by a joint venture or partnership with other entities. The services the Company provides to these centers are virtually identical to those provided to centers located at Columbia Healthcare facilities. Sites are selected based on a number of criteria, such as the number of physicians who indicate a substantial interest in using the center, the historical surgical volumes of these physicians, demographic factors, the results of market research and local media costs. The Company receives a net fee of $500 to $940 per PRK procedure performed at these centers, depending on the services provided by the Company.



     Canadian Center. The Company currently owns and operates a LaserVision Center located in Montreal, Quebec. The Company complements the Montreal site by employing its Canadian MobilExcimer unit to serve five additional locations in Canada which the Company believes are not suitable for the investment required for a fixed site. The Company receives a net fee of $500 to $950 (U.S.) per procedure performed at Canadian centers, depending on the services provided by the Company.



     European Centers. The Company provides access to 12 fixed-site excimer lasers in Europe. The Company operates one center through a joint venture. The remaining lasers and related services are provided to other entities pursuant to leases and associated contracts. The Company has continued to consolidate operations in Europe and has redeployed the lasers from several fixed-site centers which were not cost effective to operate as fixed-site centers. The MobilExcimer system operating in Europe has enabled the Company to continue to serve the markets formerly served by the centers which were closed, while simultaneously reducing the fixed operating costs attributable to these markets. The Company has also recently acquired two fixed-site centers formerly operated by New Image Laser Centers, along with a database with the names of 17,000 potential patients for the two new centers. The Company receives a net fee of $400 to $950 (U.S.) per European laser surgery procedure, depending on the services provided by the Company.


SUPPLIERS

     The current cost of an excimer laser ranges from $475,000 to $525,000, plus sales tax, as well as $250 per U.S. PRK procedure to be paid to a partnership between VISX and Summit which owns certain patent rights with respect to the excimer laser. In addition, the Company will be required to pay an annual royalty fee of approximately $44,000 to VISX with respect to any additional lasers operated in Canada. The purchase price includes a one or two year warranty on all parts except the optics (mirror and glass components) which carry a 30-day warranty. Annual maintenance and service fees are paid by the Company and are estimated at $40,000 to $60,000 per year, but will vary with usage.


     The Company currently has an available base of 34 excimer lasers worldwide, comprised of 29 VISX and 5 Summit lasers. The Company has the flexibility to utilize either manufacturer, depending on the preference of physician users at each center. The Company has ordered 10 additional excimer lasers from VISX and has an agreement to purchase up to 12 additional units from Summit. The Company also has an option to purchase 20 additional VISX lasers.


MARKETVISION AND MEDSOURCE


     MarketVision and MedSource comprise the Company's ophthalmic marketing divisions. Both MarketVision and MedSource, which the Company acquired effective February 1996, provide marketing services designed to increase ophthalmic surgical volume. MarketVision operates as an advertising and marketing agency, while MedSource provides services more directly related to planning, training and consulting.

     MarketVision and MedSource derive income from several sources. Revenue is realized from commissions earned from placing print and broadcasting media, retainer fees for various services and mark-ups on direct mail and related collateral materials. While both entities enjoy their own clientele, both are involved in administering the marketing of the Company's LaserVision Centers.

MARKETING

     The degree to which PRK, PTK and the Company's LaserVision Centers can penetrate the potential market for vision correction will depend on a variety of factors including, but not limited to, medical and public acceptance of these procedures and alternative technologies. None of these factors is under the immediate control of the Company nor is any predictable at this time.

     The Company's regional managers identify potential physician users through professional meetings and direct marketing efforts, including printed materials and personal contact. The Company directs its patient marketing efforts at three potential patient sources: the ophthalmologist's patient base, other eyecare and medical professionals' patient base and consumers as a whole.

          - Ophthalmologist's Patient Base. The Company works with ophthalmologists who have indicated an interest in using the center to communicate with existing patients. Strategies include direct mailings with information related to PRK, collateral and point of purchase materials to reach patients during office visits and video tape presentations which can be used to educate patients about PRK.


          - Other Eyecare and Medical Professionals' Patient Base. The Company works to form alliances between its ophthalmic surgeons and optometrists. These referral networks are valuable in referring optometric patients to a LaserVision Center. The Company helps to form these referral networks by offering training for the optometrists, who are then able to provide pre-operative screenings as well as post-surgical co-management of their patients. The Company also provides its physician users with marketing materials designed to foster these referrals and help generate patients.



          - Consumers. The Company begins planning a center's marketing program before the laser is shipped by analyzing available media for the targeted demographic group. The marketing program consists of advertising and public relations. Public relations efforts attempt to place news stories in various media which will highlight the opening of the center and the availability of PRK in the market. The Company utilizes radio, print, television and direct mail to disseminate its message to prospective patients. Prospective patients then respond to a toll free number (888-LaserVision) and the calls are answered by Company representatives who qualify the prospective patients and record the prospective patients' names and related information into a computer system which can be used for subsequent mailing lists. The representative makes an appointment with a local center or surgeon to determine whether the prospective patient is a candidate for the surgery. Based on its experience operating centers internationally and providing marketing services to refractive surgeons, the Company believes that the conversion level is higher when calls are received and processed by a central system. Prospective patients are routed to exams and given educational materials about PRK. If the prospective patient elects not to proceed to surgery following the exam process, the prospective patient's name is placed on a follow-up list and additional materials are sent to the prospective patient over a defined period of time.

COMPETITION


     LaserVision Centers. The market for access to excimer lasers is highly competitive. The Company competes with several other companies, including at least one manufacturer of laser equipment, in providing access to excimer lasers in the United States and internationally. Summit, one of two suppliers of laser equipment to the Company, has indicated it will open approximately 20 laser centers in the United States during 1996. Other companies are currently in the process of gaining FDA approval for their lasers and these companies may elect to enter the laser center business. Other non-manufacturing companies which have indicated they intend to operate or already operate laser centers in the United States are: Beacon Laser Centers, Inc., Global Vision, Inc., LCA Vision, Inc., Sight Resources, Inc., Sterling Vision, Inc., The Laser Centre (TLC) and 20/20 Laser Centers, Inc. The Company also competes with laser centers operated by local operators in certain markets. There can be no assurance that any reduction in per procedure fees that may result from increased competition will be compensated for by an increase in procedure volume.



     The treatments offered by the Company's LaserVision Centers also compete with other present forms of treatment for refractive disorders, including eyeglasses, contact lenses, refractive surgery, corneal transplants and other technologies currently under development. The Company expects that companies which have developed or are developing new technologies or products, as well as other companies (including established and newly formed companies), may attempt to develop new products directly competitive with the excimer lasers that are to be utilized by the Company or could introduce new or enhanced products with features which render the equipment to be used by the Company obsolete or less marketable. The ability of the Company to compete successfully will depend in large part on its ability to adapt to technological changes and advances in the treatment of refractive vision disorders. There can be no assurance that, as the market for excimer laser surgery and other treatments of eye disorders develops, the Company's equipment will not become obsolete, and if this occurs, that the Company will be able to secure new equipment to allow it to compete effectively.



     MarketVision and MedSource. The advertising and marketing businesses in which the Company's MarketVision and MedSource divisions are engaged are highly competitive. Clients have the freedom to move from one advertising agency to another with comparative ease since the relationships normally can be terminated on short notice. MarketVision and MedSource compete with several national and regional ophthalmic specialty marketing companies, as well as national and local advertising agencies which may handle diverse client activities. MarketVision and MedSource may be hampered by their affiliation with LaserVision Centers in that some customers may consider them competitors which could adversely affect the ability of these divisions to continue to attract outside business.


PATENTS AND TRADEMARKS


     The names LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R), LASERVISION CENTER(R) and MobilExcimer(R) are registered U.S. service marks of the Company. In addition, the Company owns service mark registrations in a number of foreign countries. The Company has also secured a patent for the MobilExcimer mounting system. The Company's service marks, MobilExcimer patent and other proprietary technology may offer the Company a competitive advantage in the marketplace and could be important to the success of the Company. There can be no assurance that one or all of these registrations will not be challenged, invalidated or circumvented in the future. The Company is currently involved in two legal proceedings which could result in an adverse impact on its rights to certain of such registrations. Litigation regarding intellectual property is common and there can be no assurance that the Company's service mark registrations and patent will significantly protect the Company's intellectual property. The defense and prosecution of intellectual property proceedings is costly and involves substantial commitments of management time. Failure to defend the Company's rights with respect to its intellectual property would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings."

GOVERNMENT REGULATION


     The manufacturing, labeling, distribution and marketing of medical devices such as the excimer lasers to which the Company provides access are subject to extensive and rigorous government regulation in the United States and in certain other countries. The Federal Food, Drug, and Cosmetic Act requires that medical devices introduced to the U.S. market, unless exempted by regulation, secure either an approved PMA application or a premarket notification clearance (known as a 510(k)). Excimer lasers are required to be the subject of an approved PMA application.



     The manufacturers of the excimer lasers to which the Company provides access have received approval of their PMA applications for use of their lasers in PTK and PRK procedures for the treatment of low to moderate myopia. However, certain FDA officials have advised the Company that they believe that these lasers are not approved for mobile use, and therefore FDA approval is required in order to operate the MobilExcimer in the United States. In order to obtain approval for the MobilExcimer, the Company submitted in June 1996 its own PMA application for the FDA-approved VISX laser. If such PMA application is approved, the Company will then submit a supplement to the PMA application to cover use of the laser in the MobilExcimer. The Company has entered into an agreement with VISX which allows the Company to reference, in any FDA applications required for the MobilExcimer, information previously submitted to the FDA by VISX in support of VISX's PMA applications. There can be no assurance that the FDA will approve the Company's PMA application for the VISX laser or its PMA supplement for the MobilExcimer on a timely basis, or at all. Also, restrictions and limitations imposed by the FDA could adversely affect the Company's ability to use or promote the MobilExcimer. If approval of the MobilExcimer is required, delays in receipt of or failure to receive such approval, or restrictions on the use of the MobilExcimer, could have a material adverse effect on the Company's business, financial condition and results of operations.



     PMA holders and manufacturers and certain users of medical devices are subject to continuing FDA obligations. Medical devices are required to be manufactured in accordance with regulations setting forth current Good Manufacturing Practices ("GMP"), which require that devices be manufactured and records be maintained in a prescribed manner with respect to manufacturing, testing and control activities. It is the FDA's view that with respect to excimer lasers, users, as well as manufacturers, are required to comply with FDA requirements with respect to labeling and promotion. The Medical Device Reporting regulation adopted by the FDA would require that the Company provide information to the FDA whenever there is evidence to reasonably suggest that one of its devices may have caused or contributed to a death or serious injury, or that there has occurred a malfunction that would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. PMA holders and manufacturers and certain users of medical devices are subject to periodic inspections by the FDA. Failure to comply with applicable FDA requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of approvals, and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, clearances or approvals could be withdrawn in appropriate circumstances. Failure of the Company or its principal suppliers to comply with regulatory requirements, or any adverse regulatory action, could have a material adverse effect on the Company's business, financial condition and results of operations.


     The FDA has promulgated performance standards for lasers. Unless the FDA approves a variance from such standards, manufacturers of excimer lasers must comply with such standards as well as with special certification, labeling, reporting and record keeping requirements. The failure of the Company or its principal suppliers to comply with these standards could have a material adverse effect on the Company's business, financial condition and results of operations.

     Medical device laws and regulations are also in effect in many of the countries in which the Company currently conducts or may in the future conduct business outside the U.S. These range from comprehensive device approval requirements to requests for product data or certifications. The number and scope of these requirements are increasing. Medical device laws and regulations are also in effect in some states in which the Company currently conducts or may in the future conduct business. The failure of the Company to obtain necessary product approvals in a timely fashion or to comply with state or foreign medical device laws and regulations may have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, federal, state and foreign laws and regulations regarding the manufacture and marketing of medical devices are subject to change. For example, the FDA is currently considering significant changes to its GMP and to other regulations. The Company cannot predict what impact, if any, such changes might have on its business; however, such changes could have a material adverse impact on the Company's business, financial condition and results of operations.

     There are currently two manufacturers, VISX and Summit, that have received FDA approval to market excimer lasers for PTK and PRK for low to moderate myopia. Lack of timely FDA approval for use of PRK for other indications, such as astigmatism and hyperopia (farsightedness) could have a material adverse effect on the Company's planned expansion in the United States market. Furthermore, the failure of these and any other manufacturers that supply excimer lasers to the Company to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such manufacturers, could restrict the supply of lasers or restrict the ability of the Company to provide access to the lasers. The inability of the Company to obtain lasers for sale or use in the United States or elsewhere due to lack of regulatory approval, or otherwise, could prevent the Company from establishing or maintaining LaserVision Centers and MobilExcimers, which would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES


     The Company currently has 29 employees. Management believes that the Company's relationship with its employees is satisfactory. As the Company expands, it expects to add additional employees in technical, marketing and management positions. The Company does not anticipate any difficulty in hiring such personnel when needed.


DESCRIPTION OF PROPERTY


     The Company currently occupies 9,970 square feet of space in St. Louis County, Missouri for its corporate headquarters under a lease which expires in 2001. The Company also leases 2,700 square feet of space in St. Louis County, Missouri for its St. Louis LaserVision Center under a lease which expires in 2001.



     LVCI Management (Quebec), Inc., a wholly-owned subsidiary of the Company, leases approximately 2,200 square feet of space in Montreal, Quebec, Canada, which houses the Montreal LaserVision Centre. Arnott Laser Vision Centre Limited, a 50.002% owned subsidiary of the Company's wholly-owned European subsidiary, leases approximately 3,000 square feet of space on Harley Street in London, England, which houses the Harley Street LaserVision Centre.


     All other lasers operated by the Company are located in centers owned or leased by other parties. The Company does not have any material lease obligations associated with such centers.

LEGAL PROCEEDINGS

     The Company is a party to the following material legal proceedings:


     On October 8, 1993, the Company filed suit in the Circuit Court of St. Louis County, Missouri, against Laser Vision Centers International SpA ("SpA") in connection with disputes between the Company and SpA arising out of a proposed agreement between the parties. On December 17, 1993, the court entered judgment by default in the Company's favor: (i) terminating and rescinding any and all agreements and proposed agreements between the parties; (ii) for money damages in the amount of $175,000 and (iii) ordering the return of 275,000 shares of Common Stock which were issued to SpA.

In June 1994, SpA filed a Motion to Vacate the Judgment in the lawsuit. SpA's motion was denied in April 1995, but SpA has filed an appeal which is pending.

     On November 17, 1994, the Company brought suit against LaserVision Centers West, Inc. ("LVCWI") in the United States District Court for the Eastern District of Missouri alleging trade mark, service mark and trade name infringements and other related violations of law. The Company seeks to have LVCWI enjoined from any further use of these marks or names or any others which are confusingly similar to those registered to and used by the Company. In addition, the Company seeks damages, attorney fees and a declaratory judgment that no agreement exists between the parties. On July 7, 1995, this action was transferred to the United States District Court for the Central District of California. The Company intends to vigorously pursue the prosecution of this suit.


     On March 24, 1995, the Company filed suit against 20/20 Laser Centers, Inc. ("20/20") in the United States District Court for the Southern District of California alleging trade mark, service mark and trade name infringements and other related violations of law. The various counts in this suit arose from 20/20's use of the marks or names "Laser Vision" and "Laser Vision Correction." The Company seeks to have 20/20 enjoined from any further use of these marks or names or any others which are confusingly similar to those registered and used by the Company. The Company also seeks damages and attorney fees in conjunction with this action. On June 23, 1995, by stipulated agreement of the parties, this action was transferred to the United States District Court for the District of Maryland, Southern Division. 20/20 has counterclaimed for cancellation of the Company's registered marks LASERVISION, LASERVISION CENTERS AND DESIGN, LASERVISION CENTER and LASERVISION CENTERS. The Company intends to vigorously pursue the prosecution of this suit.

                                   MANAGEMENT

     The directors, executive officers and key personnel of the Company, their positions with the Company, and their ages are as follows:


             NAME                AGE                           POSITION
- ------------------------------   ---    -------------------------------------------------------
John J. Klobnak...............   45     Chairman of the Board and Chief Executive Officer
Alan F. Gillam................   52     President, Director
Robert W. May.................   49     Vice-Chairman of the Board, General Counsel and
                                        Secretary
B. Charles Bono III...........   48     Executive Vice President, Chief Financial Officer and
                                        Treasurer
James C. Wachtman.............   35     Executive Vice President and Chief Operating Officer --
                                        North America
Frank Bono III................   45     Vice President of Sales
Dr. Henry Simon...............   65     Director
James M. Garvey...............   48     Director
Richard Lindstrom, M.D........   49     Director
Steven C. Straus..............   39     Director


     JOHN J. KLOBNAK. Mr. Klobnak has served as Chairman of the Board and Chief Executive Officer of the Company since 1993. From 1990 to 1993, Mr. Klobnak served as the Company's President and Chief Executive Officer. From 1986 to 1990, he served as Chief Operating Officer and subsequently President of MarketVision, a partnership acquired by the Company upon its inception in 1990. Prior to 1986, Mr. Klobnak was a self-employed advertising and marketing consultant.


     ALAN F. GILLAM. Since 1993, Mr. Gillam has served as President and, until June 1, 1996, as Chief Operating Officer of the Company. From 1991 to 1993, Mr. Gillam was the International Director of the excimer laser project for Alcon Surgical, Inc., a division of one of the world's largest eyecare specialty companies. Prior to 1991, Mr. Gillam was area director for Alcon in Northern Europe and Africa.



     ROBERT W. MAY, ESQ. Mr. May joined the Company as its Vice-Chairman and General Counsel in September 1993. Prior to joining the Company as a full-time employee, Mr. May served as Corporate Secretary and a director of the Company and was a partner in the St. Louis, Missouri law firm of May and Berne, the former general corporate counsel for the Company, from 1985 until 1993.


     B. CHARLES BONO III. Mr. Bono joined the Company as Executive Vice President, Chief Financial Officer and Treasurer in 1992. From 1980 to 1992, Mr. Bono was employed by Storz Instrument Company, a global marketer of ophthalmic devices and pharmaceutical products, serving as Vice President of Finance from 1987 to 1992. He is not related to Frank J. Bono III, Vice President of Sales for the Company.


     JAMES C. WACHTMAN. Mr. Wachtman joined the Company as Chief Operating Officer -- North American Operations effective May 30, 1996. From 1983 until he joined the Company, Mr. Wachtman was employed by McGaw, Inc., a manufacturer of disposables for home infusion, in various positions. Most recently, he served as Vice President/Operations of CAPS, a hospital pharmacy division of McGaw.



     FRANK J. BONO III. Mr. Bono joined the Company in 1990 as Vice President of Operations. In 1992 he became Vice President of Sales. From 1988 to 1990, Mr. Bono was a self-employed surgical consultant and manufacturers' representative for surgical sales and marketing services. He is not related to B. Charles Bono III, Executive Vice President, Chief Financial Officer and Treasurer of the Company.

     DR. HENRY SIMON. Dr. Simon has served as a director of the Company since November 1995. Since 1996, he has served as Chairman and from 1993 to 1996 as CEO and Managing Partner of Schroder Ventures International Life Sciences Advisers, a venture capital advisory company. Dr. Simon has served as Chairman of Mitel, Inc., a manufacturer of telecommunications equipment and Shire Pharmaceutical Group plc, a British company. Dr. Simon is currently a director of Chiroscience plc and Micromass in the U.K.



     JAMES M. GARVEY. Mr. Garvey has served as a director of the Company since November 1995. Mr. Garvey serves as Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences Advisors, a venture capital advisory company which he joined in May of 1995. From 1989 to 1995, Mr. Garvey was Director of Allstate Venture Capital, the $600 million venture capital division of Allstate Corp. after initially directing Allstate Venture Capital's health care investment activity. Mr. Garvey is currently a director of Allscrips Pharmaceutical and J&C Healthcare and has served as director and Chairman of several public and private healthcare companies.



     RICHARD L. LINDSTROM, M.D. Dr. Lindstrom has served as a director of the Company since November 1995. Since 1979, Dr. Lindstrom has been engaged in the private practice of ophthalmology and has been the President of Lindstrom, Samuelson & Hardten Ophthalmology Associates, P.A. since 1989. In 1989, Dr. Lindstrom founded the Phillips Eye Institute Center for Teaching & Research, a ophthalmic research and surgical skill education facility, and he currently serves as the Center's Medical Director. Dr. Lindstrom has served as an Associate Director of the Minnesota Lions Eye Bank since 1987. From 1980 to 1989, he served as a Professor of Ophthalmology at the University of Minnesota. Dr. Lindstrom received his M.D. and his B.A. and B.S. degrees from the University of Minnesota.



     STEVEN C. STRAUS. Mr. Straus has served as a director of the Company since January of 1996. He currently serves as Senior Vice President of the Ambulatory Surgery Division of Columbia Healthcare, the world's largest for-profit health care provider. Mr. Straus was employed in a similar capacity with Medical Care America, Inc. from 1993 until Medical Care America was merged into Columbia Healthcare Corporation in 1994. From 1986 to 1993, Mr. Straus held various positions with Baxter Healthcare Corporation and from 1978 to 1985 was employed by American Hospital Supply Corporation.

                              SELLING STOCKHOLDERS



     The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of June 15, 1996 (after giving effect to the conversion of the Company's Convertible Preferred Stock into Common Stock) by each of the Selling Stockholders.



                                                            SHARES
                                                         BENEFICIALLY                        SHARES
                                                          OWNED AFTER                     BENEFICIALLY
                                        SHARES            OFFERING IF                     OWNED AFTER
                                     BENEFICIALLY       OVER-ALLOTMENT                    OFFERING IF
                                    OWNED PRIOR TO        OPTION NOT       NUMBER OF     OVER-ALLOTMENT
                                      OFFERING(1)          EXERCISED         SHARES     OPTION EXERCISED(1)
  NAME AND ADDRESS OF BENEFICIAL   -----------------   -----------------     BEING      ----------------
               OWNER               NUMBER    PERCENT   NUMBER    PERCENT   OFFERED(1)   NUMBER   PERCENT
- ---------------------------------- -------   -------   -------   -------   ----------   ------   -------
Nasser Menhall....................   3,883     *         3,883     *           3,883         0     *
  c/o Pillar
  28 Avenue De Messine
  75008 Paris, France
Medical Science Partners II,       121,000     1.4%    121,000     1.1%      121,000         0     *
  L.P. ...........................
  20 William St., Ste. 250
  Wellesley, MA 02181
Bio Capital.......................   1,383     *         1,383     *           1,383         0     *
  Societe En Commandite
  2540 Daniel Johnson Blvd.
  Bureau 910
  Laval, Quebec H7T 2S3
525 Investments Ltd. ............. 166,666     1.9%    166,666     1.5%       86,666    80,000     *
  La Molte Chambres
  La Molte St.
  St. Helier, Jersey JE1 1BJ
  British Channel Islands


- -------------------------

 *  Less than 1%.



(1) Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as owned by them, subject to community property laws where applicable.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:


                                UNDERWRITERS                                   NUMBER OF SHARES
- ----------------------------------------------------------------------------   ----------------
Dillon, Read & Co. Inc......................................................
A.G. Edwards & Sons, Inc....................................................

                                                                                   ---------
     Total..................................................................       2,500,000
                                                                                   =========


     The Managing Underwriters are Dillon, Read & Co. Inc. and A.G. Edwards & Sons, Inc.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $          per share on sales to
certain dealers. The Underwriters may allow, and such dealers may reallow, a
concession not to exceed $          per share on sales to certain dealers. The
offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.


     The Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to an additional 375,000 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have the firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover over-allotments made of the shares in connection with this Offering.



     The Company has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration under the Act of any shares of Common Stock, prior to the expiration of 90 days from the date of the consummation of this Offering, except for (i) issuances of Common Stock upon the exercise of outstanding options or warrants issued under the Company's existing incentive stock option plan, non-qualified stock option plan or non-qualified warrant plan and (ii) options or warrants granted to employees, officers and directors of the Company under the Company's existing incentive stock option plan, non-qualified stock option plan or non-qualified warrant plan. Each officer and director of the Company and certain stockholders who beneficially own an aggregate of 3,910,000 shares of Common Stock have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock prior to the expiration of 90 days from the date of the consummation of this Offering.


     The Company and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.



     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Dankenbring, Greiman, Osterholt & Hoffmann, P.C., St. Louis, MO. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Cooley Godward Castro Huddleson & Tatum, Menlo Park, CA.

                                    EXPERTS


     The consolidated balance sheets as of April 30, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended April 30, 1996, 1995 and 1994 included in this Prospectus and Registration Statement have been audited by Price Waterhouse LLP, independent accountants, as indicated in their report with respect thereto, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Place, Room 1228, New York, New York 10007. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits. Statements contained in this Prospectus as to the contents of any contract or other documents referred to in this Prospectus are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement may be inspected without charge at the Commission's principal office and copies may be obtained upon payment of the prescribed fee at the Public Reference Room of the Commission at 450 Fifth Street, NW, Washington, DC 20549.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

     (1) The Company's Annual Report on Form 10-KSB for the year ended April 30, 1995.

     (2) The Company's Quarterly Reports on Form 10-QSB for the quarters ended January 31, 1996, October 31, 1995 and July 31, 1995.

     (3) The Company's Current Report on Form 8-K filed with the Commission on May 2, 1996.

     (4) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on November 5, 1993.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and shall be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any report or document described above (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to the Company at its principal executive offices located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, telephone (314) 434-6900, attention, Robert W. May.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
REPORT OF PRICE WATERHOUSE LLP.......................................................    F-1
FINANCIAL STATEMENTS
  Consolidated Balance Sheet.........................................................    F-2
  Consolidated Statements of Operations..............................................    F-3
  Consolidated Statements of Changes in Stockholders' Equity.........................    F-4
  Consolidated Statements of Cash Flows..............................................    F-5
  Notes to Consolidated Financial Statements.........................................    F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of


Laser Vision Centers, Inc. and Subsidiaries



     In our opinion, the accompanying consolidated balance sheet and related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Laser Vision Centers, Inc. and its subsidiaries as of April 30, 1996 and April 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



     As discussed further in Note 4, effective in the fourth quarter of the year ended April 30, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."



/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP


St. Louis, Missouri



June 14, 1996

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEET



                                                                           APRIL 30,
                                                                   --------------------------
                                                                      1995           1996
                                                                   -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents......................................  $ 2,126,000    $12,672,000
  Accounts receivable, net of allowance of $157,000 and $286,000,
     respectively................................................      587,000        805,000
  Prepaid expenses and other current assets......................      164,000        483,000
                                                                   -----------    -----------
       Total current assets......................................    2,877,000     13,960,000
Property and equipment:
  Laser equipment (Notes 4, 6 and 7).............................    9,941,000     10,674,000
  Medical equipment (Note 4).....................................      386,000        352,000
  Mobile equipment...............................................      508,000        892,000
  Furniture and fixtures.........................................      396,000      1,019,000
                                                                   -----------    -----------
                                                                    11,231,000     12,937,000
Less-accumulated depreciation....................................   (3,288,000)    (1,323,000)
                                                                   -----------    -----------
                                                                     7,943,000     11,614,000
Equipment deposits...............................................       80,000      1,765,000
                                                                   -----------    -----------
       Net property and equipment................................    8,023,000     13,379,000
Other assets (Note 2)............................................      418,000      1,574,000
                                                                   -----------    -----------
Total assets.....................................................  $11,318,000    $28,913,000
                                                                   ===========    ===========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable (Note 6)......................  $ 3,013,000    $ 1,858,000
  Current portion of obligations under capital leases (Note 7)...       94,000        467,000
  Accounts payable...............................................      490,000        870,000
  Accrued liabilities............................................      581,000      1,963,000
                                                                   -----------    -----------
       Total current liabilities.................................    4,178,000      5,158,000
Non-current liabilities:
  Notes payable (Note 6).........................................      342,000
  Capital lease obligations (Note 7).............................       64,000      1,375,000
  Deferred revenue and other.....................................       80,000        275,000
  Minority interests (Note 3)....................................      305,000        113,000
                                                                   -----------    -----------
                                                                       791,000      1,763,000
Commitments and contingencies (Notes 9 and 10)
Convertible preferred stock with mandatory redemption provision
  in 2005 (Note 5)...............................................                  14,539,000
Stockholders' equity (Notes 11 and 12):
  Common stock, par value $.01 per share, 50,000,000 authorized;
     4,452,555 and 6,415,993 shares issued and outstanding,
     respectively................................................       45,000         64,000
  Paid-in-capital................................................   13,943,000     23,831,000
  Accumulated deficit............................................   (7,639,000)   (16,442,000)
                                                                   -----------    -----------
                                                                     6,349,000      7,453,000
                                                                   -----------    -----------
       Total liabilities, redeemable preferred stock and
          stockholders' equity...................................  $11,318,000    $28,913,000
                                                                   ===========    ===========


                See Notes to Consolidated Financial Statements.

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES


                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                                YEARS ENDED APRIL 30,
                                                      -----------------------------------------
                                                         1994           1995           1996
                                                      -----------    -----------    -----------
Revenues...........................................   $ 2,106,000    $ 3,311,000    $ 3,918,000
Cost of revenues (includes $969,000, $1,589,000 and
  $1,973,000 of depreciation, respectively)........     1,768,000      3,375,000      4,240,000
                                                      -----------    -----------    -----------
     Gross profit (loss)...........................       338,000        (64,000)      (322,000)
Operating expense:
  General and administrative.......................       695,000      1,002,000      2,356,000
  Salaries and related expenses....................       902,000      1,285,000      2,329,000
  Depreciation and amortization....................       250,000        283,000        230,000
  Selling and marketing expenses...................       391,000        574,000        916,000
  Fixed asset impairment provision (Note 4)........            --             --      3,063,000
                                                      -----------    -----------    -----------
                                                        2,238,000      3,144,000      8,894,000
                                                      -----------    -----------    -----------
     Loss from operations..........................    (1,900,000)    (3,208,000)    (9,216,000)
Other income (expenses):
  Interest and other income........................        21,000         37,000        437,000
  Interest expense.................................      (156,000)      (242,000)      (216,000)
  Minority interest in net loss of subsidiary (Note
     3)............................................                      116,000        192,000
  Provision for loss on advance (Note 10)..........      (175,000)            --             --
                                                      -----------    -----------    -----------
     Net loss......................................   $(2,210,000)   $(3,297,000)   $(8,803,000)
                                                      ===========    ===========    ===========
     Net loss per share (Note 2)...................   $      (.66)   $      (.82)   $     (1.75)
Weighted average number of common shares
  outstanding......................................     3,356,000      4,001,000      5,278,000


                See Notes to Consolidated Financial Statements.

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES


           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                    FOR THE THREE YEARS ENDED APRIL 30, 1996



                                                                                            NOTE
                                      COMMON STOCK                                       RECEIVABLE,       TOTAL
                                  --------------------      PAID-IN      ACCUMULATED       COMMON       STOCKHOLDERS'
                                   SHARES      AMOUNT       CAPITAL        DEFICIT          STOCK         EQUITY
                                  ---------    -------    -----------    ------------    -----------    -----------
Balance at April 30, 1993.......  2,913,000    $29,000    $ 6,032,000    $ (2,132,000)   $(1,100,000)   $ 2,829,000
Issuance of 950,000 units of
  common stock and Class F
  warrants in public offering
  (Note 12), including over
  allotment of F warrants to
  underwriters..................    950,000     10,000      3,784,000                                     3,794,000
Cancellation of 275,000 shares
  of common stock (Note 10).....   (275,000)    (3,000)      (922,000)                     1,100,000        175,000
Exercise of Class A warrants....      1,000                     6,000                                         6,000
Net loss for year ended April
  30, 1994......................         --         --             --      (2,210,000)            --     (2,210,000)
                                  ---------    -------    -----------    ------------    -----------    -----------
Balance at April 30, 1994.......  3,589,000     36,000      8,900,000      (4,342,000)                    4,594,000
Exercise of Class A, B and F
  warrants......................    726,955      8,000      4,142,000                                     4,150,000
Issuance of common stock in
  private offering (Note 11)....    125,000      1,000        835,000                                       836,000
Exercise of incentive and
  non-qualified stock options...     11,600                    66,000                                        66,000
Net loss for year ended April
  30, 1995......................         --         --             --      (3,297,000)            --     (3,297,000)
                                  ---------    -------    -----------    ------------    -----------    -----------
Balance at April 30, 1995.......  4,452,555     45,000     13,943,000      (7,639,000)            --      6,349,000
                                  ---------    -------    -----------    ------------    -----------    -----------
Exercise of incentive and
  non-qualified options.........    100,210      1,000        468,000                                       469,000
Exercise of C, D, non-qualified,
  underwriter and other
  warrants......................    363,294      3,000      2,137,000                                     2,140,000
Exercise of Class B and F
  warrants......................  1,159,690     12,000      6,910,000                                     6,922,000
Issuance of common stock in
  private offering (Note 11)....    242,218      2,000      1,143,000                                     1,145,000
Issuance of common stock in
  conjunction with acquisitions
  (Note 3)......................     98,026      1,000        911,000                                       912,000
Costs associated with issuance
  of convertible preferred stock
  with mandatory redemption
  provision.....................                           (1,242,000)                                   (1,242,000)
Dividends accrued on convertible
  preferred stock (Note 5)......                             (439,000)                                     (439,000)
Net loss for the year ended
  April 30, 1996................         --         --             --      (8,803,000)            --     (8,803,000)
                                  ---------    -------    -----------    ------------    -----------    -----------
Balance at April 30, 1996.......  6,415,993    $64,000    $23,831,000    $(16,442,000)   $        --    $ 7,453,000
                                  =========    =======    ===========    ============    ===========    ===========


                See Notes to Consolidated Financial Statements.

                   LASER VISION CENTER, INC. AND SUBSIDIARIES


                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                          YEARS ENDED APRIL 30,
                                                                -----------------------------------------
                                                                   1994           1995           1996
                                                                -----------    -----------    -----------
Cash flows from operating expenses:
  Net loss...................................................   $(2,210,000)   $(3,297,000)   $(8,803,000)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization............................     1,219,000      1,872,000      2,203,000
    Fixed asset impairment...................................                                   3,063,000
    Imputed interest.........................................        16,000        212,000         74,000
    Provision for loss on advance............................       175,000
    Provision for uncollectible accounts receivable..........        66,000         32,000         75,000
    Changes in operating assets and liabilities, excluding
      the effects of acquisitions:
      Increase in accounts receivable........................      (386,000)                      (52,000)
      Increase in prepaid expenses and other current
         assets..............................................       (69,000)       (92,000)      (319,000)
      Increase in other assets...............................                      (94,000)       (54,000)
      Increase in accounts payable...........................       124,000        138,000        380,000
      Increase in accrued liabilities........................       166,000        328,000        746,000
      Decrease in minority interest..........................            --       (116,000)      (192,000)
                                                                -----------    -----------    -----------
           Net cash used by operating activities.............      (899,000)    (1,017,000)    (2,879,000)
                                                                -----------    -----------    -----------
Cash flows from investing activities:
  Acquisition of equipment...................................    (2,818,000)    (1,147,000)    (5,993,000)
  Equipment deposits.........................................       (25,000)       (80,000)    (1,685,000)
  Decrease in restricted cash................................       375,000
  Acquisition of New Image...................................            --             --       (169,000)
                                                                -----------    -----------    -----------
  Net cash used by investing activities......................    (2,468,000)    (1,227,000)    (7,847,000)
                                                                ===========    ===========    ===========
Cash flows from financing activities:
  Proceeds from private offering, redeemable preferred.......                                  14,100,000
  Private placement offering costs, redeemable preferred.....                                  (1,117,000)
  Proceeds from private offerings, common....................     4,750,000        903,000      1,220,000
  Private placement offering costs, common...................      (956,000)       (67,000)       (75,000)
  Net proceeds from exercise of Class A, B and F Warrants....         6,000      4,150,000      6,922,000
  Net proceeds from exercise of other warrants...............                                   2,140,000
  Proceeds from exercise of incentive and nonqualified stock
    options..................................................                       66,000        469,000
  Payment on notes payable...................................      (375,000)    (1,305,000)    (2,135,000)
  Principal payments under capital lease obligations.........      (139,000)       (83,000)      (252,000)
                                                                -----------    -----------    -----------
Net cash provided by financing activities....................     3,286,000      3,664,000     21,272,000
                                                                -----------    -----------    -----------
           Net increase (decrease) in cash and cash
             equivalents.....................................       (81,000)     1,420,000     10,546,000
           Cash and cash equivalents at beginning of year....       787,000        706,000      2,126,000
                                                                -----------    -----------    -----------
           Cash and cash equivalents at end of year..........   $   706,000    $ 2,126,000    $12,672,000
                                                                ===========    ===========    ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Notes payable issued for laser purchases...................   $ 5,914,000    $ 1,359,000    $   675,000
  Capital lease obligations related to laser purchases.......                                   1,936,000
  Goodwill acquired for common stock.........................                                     925,000
  Deposits related to deferred revenue.......................                                     250,000
  Accrued dividends and offering costs, private placement
    redeemable preferred.....................................                                     564,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest...................   $   140,000    $    31,000    $   127,000



                See Notes to Consolidated Financial Statements.

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. NATURE OF ORGANIZATION



     Laser Vision Centers, Inc. (the Company), provides access to excimer lasers and related services for the treatment of refractive vision disorders and has 30 lasers currently in use in the United States, Canada and Europe. The Company is the world's only operator of mobile excimer laser systems. The excimer laser can be used to treat refractive optical disorders such as nearsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers(R) operate on a shared-access model, giving individual or group ophthalmic practices use of the technology without investment risk or maintenance requirements and allowing optimal use of the equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision and MedSource divisions, advertising and marketing programs and services.



     Photorefractive keratectomy (PRK) involves the use of an excimer laser to reshape the cornea, thereby adjusting its refractive power, which in turn eliminates or reduces the need for corrective lenses. The excimer laser can also be used to treat a number of pathological superficial corneal disorders in a procedure called phototherapeutic keratectomy (PTK). Two manufacturers, VISX, Incorporated (VISX) and Summit Technology, Inc. (Summit) recently received approval by the United States Food and Drug Administration (FDA) for use of their excimer lasers to perform PRK for low to moderate myopia and PTK. In addition to such procedures, excimer lasers can also be used to perform procedures known as laser in situ keratomileusis (LASIK), which may be more predictable in treating high levels of myopia, but which has not been specifically approved in the United States by the FDA.



     The Company has operated excimer laser centers in Canada and Europe since 1991 and 1993, respectively. The Company currently provides excimer lasers and related services to fixed-site centers in Canada, the United Kingdom, Finland, Greece, Sweden and Ireland and operates the MobilExcimer(R) in Canada and the United Kingdom. With the recent approval of the excimer laser technology by the FDA to treat certain refractive vision disorders, the Company currently operates centers in the United States and plans to continue to open U.S. centers. Risk factors associated with the successful implementation of the Company's business strategy include the absence of profitable operations, the uncertainty of market acceptance of excimer laser surgery, competition, the Company's dependence on limited sources of excimer lasers, government regulation, the uncertainty of FDA approval of the MobilExcimer, the lack of long-term follow-up data and undetermined medical risks with respect to the effect of excimer laser surgery, product liability and professional liability, the Company's ability to manage its growth and its dependence on current management and the possible need for additional financing. In the United States, fixed-site laser centers are operated in conjunction with Columbia Healthcare Corporation (Columbia Healthcare), formerly Columbia/HCA, or by the Company independently or through joint ventures.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, as well as the reported amounts of revenue and expenses. Actual results could differ from those estimates.


Cash equivalents


     The Company considers unrestricted cash, as well as short-term investments purchased with an original maturity of three months or less, to be cash equivalents.

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

Credit risk



     Financial instruments which potentially subject the Company to concentrations of credit risks consist principally of funds held in commercial paper, money market accounts and trade receivables.



     As of April 30, 1995 and 1996, the Company has deposited $1,747,000 and $12,406,000, respectively, in commercial paper and money market accounts at financial institutions. Management believes the credit risk related to these funds is limited due to the short-term nature of the accounts.


     Management believes the credit risk related to its trade receivables is limited due to the Company's large number of customers and that its allowance for doubtful accounts is adequate.


Property and equipment



     Property and equipment is stated at cost, or at estimated fair value for long-lived assets determined to be impaired. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed utilizing the straight-line method. In the opinion of management, this method is adequate to allocate the cost of equipment over its estimated useful lives which range from four to five years. Depreciation for commercial lasers and other equipment is included in cost of revenues. Depreciation for the clinical laser and furniture and fixtures is classified as an operating expense.



Impairment of long-lived assets



     The Company reviews for the impairment of long-lived assets when events or changes in circumstances indicate that an asset's carrying value may not be recoverable. In reviewing for impairment, if the carrying value of an asset is greater than the sum of the undiscounted projected cash flows attributable to that asset, an impairment loss is recognized. The impairment loss is based on the fair value of the asset which is determined based on market prices, discounted cash flows or the best information available. See Note 4 for adoption of SFAS 121 and the related impairment provision.



Other assets



     Other assets at April 30 consist of the following:



                                                                          1995         1996
                                                                        --------    ----------
Goodwill, net of $8,000 and $89,000 amortization, respectively (Note
  3).................................................................   $242,000    $1,108,000
Tradename and servicemark costs, net of $15,000 and $30,000
  amortization, respectively.........................................    167,000       152,000
VCI deposits in escrow (Note 3)......................................                  256,000
Rent deposits and other, net.........................................      9,000        58,000
                                                                        --------    ----------
                                                                        $418,000    $1,574,000
                                                                        ========    ==========


     The goodwill, tradename and servicemark costs are being amortized over 5 to 15 years.


Revenue



     Laser revenues are recognized when the surgical procedures are performed. Advertising revenues are recognized as earned, upon delivery of print media or upon broadcast of TV or radio advertisements.

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

Cost of revenues


     Cost of revenues include laser and medical equipment depreciation, laser maintenance including optics and gasses, Pillar Point royalty fees, professional medical services and medical supplies for the LaserVision Centers division. For the MarketVision division, cost of revenues includes client media and production costs.



Deferred revenue



     Deferred revenue relates to funds received from opthalomologists under agreements with the Company to provide excimer laser access.



Minority interests



     The minority interests on the consolidated balance sheet relate to a 49.998% interest in a European subsidiary (see Note 3) and a 10% interest in one Canadian subsidiary.



Income taxes


     The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on the difference between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.


Loss per share



     Net loss per common share is based upon the weighted average number of shares outstanding during the period and includes dividends accrued on the convertible preferred stock. The calculation excludes common stock equivalent shares when their inclusion in such calculations would have been antidilutive.



Reclassifications



     Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation.



3. ACQUISITIONS



     Effective April 5, 1996, the Company's European subsidiary acquired certain assets and assumed certain liabilities of New Image Laser Centres Limited (New Image) for approximately $169,000 paid upon acquisition and $60,000 which is payable September 15, 1996. Assets acquired include accounts receivable, medical equipment, leasehold improvements and furniture and fixtures. Liabilities assumed include the obligation to provide patient follow-up exams for treatment commenced prior to the acquisition date. The acquisition was accounted for in accordance with the purchase method of accounting; the acquisition cost approximated the fair value of the net assets acquired and no goodwill has been recorded. The 1996 consolidated financial statements include the revenues and expenses of New Image from the acquisition date.



     Effective February 1, 1996, the Company acquired the stock of Med-Source, Inc. (Med Source) for 21,845 shares of the Company's unregistered common stock issued at the $12.125 market price when the transaction was negotiated, and $35,000. The acquisition was accounted for in accordance with the purchase method of accounting; the acquisition cost exceeded the fair value of the net assets acquired resulting in approximately $282,000 of goodwill. To increase ophthalmic surgical volumes, Med Source provides marketing services in the areas of planning, training, and consulting. The April 30, 1996

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES consolidated financial statements include all assets and liabilities of Med Source and reflect the revenues and expenses of Med Source since the acquisition date.



     In August 1995, the Company acquired the stock of Vision Correction, Inc. of Minnesota (VCI), for 76,181 shares of the Company's unregistered common stock issued at the $8.50 market price. VCI's assets primarily consist of deposits totaling $250,000 received from ophthalmologists in nine states under agreements to provide excimer laser access on a mobile basis by December 31, 1997. The acquisition was accounted for in accordance with the purchase method of accounting; the acquisition cost exceeded the fair value of the net assets acquired resulting in the recording of goodwill totaling $664,000. When laser access is provided, the Company will earn a $10,000 fee, currently deposited in escrow, per location.



     Effective November 1, 1994, the Company's European subsidiary acquired a majority interest of Arnott Laser Vision Centre Limited (currently doing business as Harley Street Laser Vision Centre "HSLVC") in London, England for approximately $39,000. The step acquisition of HSLVC was accounted for pursuant to the purchase method of accounting. HSLVC subsequently acquired approximately $104,000 of equipment and the existing excimer laser surgery practice from the minority owners of HSLVC in exchange for a non-interest bearing note of approximately $354,000, resulting in the recording of goodwill of $250,000. In June 1995, HSLVC consolidated operations and moved to a new leased facility on Harley Street in London. As specified in the acquisition agreement, the Company agreed to purchase a new excimer laser for approximately $500,000 to be used at the Harley Street facility in exchange for a non-interest bearing note of HSLVC. The April 30, 1996 and 1995 consolidated financial statements include the operations of HSLVC since the acquisition date and reflect the equity and other obligations due to the minority owners as a non-current liability.



4. FIXED ASSET IMPAIRMENT PROVISION



     In March 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), adoption of which is required by the Company by its fiscal year ending April 30, 1997. SFAS 121 establishes standards of accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those assets to be disposed of. Due to recent improvements in excimer laser technology, international market conditions and the resulting operational considerations, the Company believes that the recorded carrying value of certain earlier model lasers exceed their estimated fair values. The Company adopted the provisions of SFAS 121 during its fourth quarter ended April 30, 1996. Accordingly, the Company assessed the projected undiscounted future cash flows of 22 of the excimer lasers and related medical equipment located in Europe and Canada and determined that the cash flows were insufficient to recover the carrying value of these assets. As a result, the Company recorded a $3,063,000 impairment charge during the fourth quarter of fiscal 1996 to record the assets at fair value based upon current market prices. The April 30, 1996 consolidated balance sheet reflects the write-down of related laser and medical equipment with an original cost of $9,542,000 and accumulated depreciation of $4,044,000 to its estimated fair value of $2,435,000. Of this amount, international laser equipment carried at $1,200,000 is under contract to be sold.



5. CONVERTIBLE PREFERRED STOCK WITH MANDATORY REDEMPTION PROVISION IN 2005



     The Company's amended Articles of Incorporation authorize the Board of Directors to issue 1,000,000 shares of preferred stock, at $.01 par value per share, in one or more series, designated by them as to rights, preferences, terms and limitations. In fiscal 1995, the Board of Directors authorized the sale of up to 180,000 shares of convertible preferred stock via a private placement at a price per

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES share and under terms to be determined. In October 1995, the Company received $14,100,000 from the sale of 141,000 shares of restricted convertible preferred stock with a mandatory redemption provision in 2005, at the holders' option. The related offering costs of $1,242,000 were deducted from paid-in-capital. These restricted preferred shares, par value $100, are convertible into 2,349,991 shares of common stock at a conversion price of $6 per share, have a stated dividend rate beginning after three years of 8% (after two years under certain circumstances) and have limited piggy-back registration rights in the event of any public offering of common stock and mandatory registration rights after two years. For the year ended April 30, 1996, dividends of $439,000 were accrued and are reflected in the calculation of net loss per common share. These shares are expected to be converted into 2,349,991 shares of common stock upon consummation of the proposed stock offering and, in that case, the accrued dividends would not be payable (see Note 14).



6. NOTES PAYABLE



     In April and June 1994 and May and July 1995, the Company entered into agreements to purchase VISX lasers. The purchase agreements required periodic repayments over eighteen to twenty-four months to the seller, bearing no stated interest rate (interest was imputed at 6%). At April 30, 1995 and 1996, the outstanding balances relating to these purchase agreements totaled $3,355,000 and $1,847,000, respectively. Subsequent to April 30, 1996, the Company repaid the outstanding balance under these purchase agreements.



7. OBLIGATIONS UNDER CAPITAL LEASES



     In September 1995, the Company acquired two excimer lasers for use in the United States. The lasers were financed by five year capital leases requiring principal payments totaling $1,024,000 and bearing interest at 11% per annum. In January 1996, the Company acquired two additional excimer lasers for use in the United States. The lasers were primarily financed by three and one-half year term capital leases requiring principal payments totaling $912,000 and bearing interest at 12% per annum.



     Future minimum payments under capital leases as of April 30, 1996 are as follows:



                                   YEAR ENDING
                                    APRIL 30,                                 AMOUNT
                                  ------------                              ----------
        1997.............................................................   $  643,000
        1998.............................................................      571,000
        1999.............................................................      571,000
        2000.............................................................      364,000
        2001.............................................................       87,000
                                                                            ----------
        Total minimum lease payments.....................................    2,236,000
        Less amount representing interest................................     (394,000)
        Less current portion.............................................     (467,000)
                                                                            ----------
        Long-term portion of obligations under capital leases at 11% to
          12%............................................................   $1,375,000
                                                                            ==========



     Assets under capital leases totaled $440,000 and $2,353,000, respectively, at April 30, 1995 and 1996. Depreciation of leased assets was $122,000, $101,000 and $265,000 for the years ended April 30, 1994, 1995 and 1996, respectively.



8. INCOME TAXES



     At April 30, 1996, the Company has net operating loss carryforwards of approximately $13.3 million available to offset future taxable income, expiring 2006 through 2011. The Company has recorded

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES a deferred tax asset of approximately $5.3 million with an offsetting valuation allowance at April 30, 1996. For purposes of recording deferred tax assets, no future taxable income is assumed given the results of operations of the Company to date.



9. COMMITMENTS AND CONTINGENCIES



Agreements to lease or purchase laser equipment



     Effective May 30, 1996, the Company agreed to purchase three new excimer lasers and one used excimer laser for use in Europe for a total of $1,710,000 due during the first quarter of fiscal 1997. At April 30, 1996, the Company has agreed to purchase twelve VISX excimer lasers (approximate purchase price of $6 million) and has an option to purchase twenty more. The Company is also negotiating to assume the lease obligations for up to three excimer lasers.



Employment agreements



     During fiscal 1996, the Company entered into three-year contracts with four officers of the Company provide for base salaries and the potential payment of certain bonuses. During fiscal 1994, 1995 and 1996, $62,000, $208,000 and $449,000, respectively, were provided for these bonuses which were tied to the price of the Company's common stock. Six other key employees have employment contracts for one year to eighteen month periods.



Operating leases



     The Company has office and laser center lease agreements in St. Louis, Minneapolis, Montreal, London, Edinburgh and Solihull. The respective leases commenced in 1993, 1994 and 1996 and shall end in 1998, 2000 and 2001. Approximate future minimum rental payments under the leases are as follows.



                                  YEAR ENDING                             MINIMUM RENTAL
                                   APRIL 30,                                 PAYMENTS
                                 ------------                             --------------
        1997...........................................................      $370,000
        1998...........................................................       297,000
        1999...........................................................       270,000
        2000...........................................................       243,000
        2001...........................................................       168,000



     Related rental expenses totaled $71,000, $98,000 and $184,000 for the years ended April 30, 1994, 1995 and 1996, respectively.



Claims



     During fiscal 1992, the Company hired an investor relations consulting firm and agreed to issue the firm 100,000 to 150,000 warrants to purchase the Company's common stock at $5.00 per share. Due to failure to perform and breach of contract, the Company filed a claim against the firm during fiscal 1993 to rescind the contract, void the warrants and recover fees and expenses. The disputed warrants are not included in Note 12 of these consolidated financial statements. Management does not expect this claim, currently in the trial preparation process, to have a material adverse effect upon the Company.

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

10. LEGAL PROCEEDINGS



     The Company is party to the following legal proceedings:



     On October 8, 1993, the Company filed suit in the Circuit Court of St. Louis County, Missouri, against Laser Vision Centers International SpA (SpA) in connection with disputes between Company and SpA arising out of a proposed agreement between the parties. On December 17, 1993, the court entered judgment by default in the Company's favor: (i) terminating and rescinding any and all agreements and proposed agreements between the parties; (ii) for money damages in the amount of $175,000 and (iii) ordering the return of 275,000 shares of common stock which was issued to SpA. Accordingly, in the year ended April 30, 1994, the Company recorded a $175,000 provision for loss on the advance and the cancellation of the 275,000 shares of common stock and related note receivable, common stock. In June 1994, SpA filed a Motion to Vacate the Judgment in the lawsuit. SpA's motion was denied in April 1995, but SpA has filed an appeal which is currently awaiting a ruling from the Missouri Court of Appeals.



     On November 17, 1994, the Company brought suit against LaserVision Centers West, Inc. (LVCWI) in the United States District Court for the Eastern District of Missouri alleging trade mark, service mark and trade name infringements and other related violations of law. The Company seeks to have LVCWI enjoined from any further use of these marks or names or any others which are confusingly similar to those registered to and used by the Company. In addition, the Company seeks damages, attorney fees and a declaratory judgment that no agreement exists between the parties. LVCWI has counterclaimed against the Company for breach of contract. On July 7, 1995, this action was transferred to the United States District Court for the Central District of California. The case is in the final stages of discovery. The Company intends to vigorously pursue the prosecution of this suit.



     On March 24, 1995, the Company filed suit against 20/20 Laser Centers, Inc. (20/20) in the United States District Court for the Southern District of California alleging trade mark, service mark and trade name infringements and other related violations of law. The various counts in this suit arose from 20/20's use of the marks or name "Laser Vision" and "Laser Vision Correction." The Company seeks to have 20/20 enjoined from any further use of these marks or names or any others which are confusingly similar to those registered and used by the Company. The Company also seeks damages and attorney fees in conjunction with this action. On June 23, 1995, by stipulated agreement of the parties, this action was transferred to the United States District Court for the District of Maryland, Greenbelt Division. 20/20 has counterclaimed for cancellation of the Company's registered marks LASERVISION, LASERVISION CENTERS AND DESIGN, LASERVISION CENTER and LASERVISION CENTERS. Management does not expect that this counterclaim currently in the final stages of discovery to have a material adverse effect upon the Company. The Company intends to vigorously pursue the prosecution of this suit.



11. CAPITAL STOCK



     In November 1993, the Company completed a second public offering for 950,000 units at a price to the public of $5.00 per unit. Each unit consisted of one share of common stock and one Class F warrant which allows the holder to purchase one share of common stock for $6.00 on or before April 3, 1995. The underwriter subsequently exercised its over allotment option and acquired 142,500 Class F warrants bringing the total number of Class F warrants issued to 1,092,500. In connection with this second public offering, the Company sold to the representative, for $.001 per warrant, underwriter warrants to purchase up to 95,000 units at $7.25 per unit over a five-year period.



     During fiscal 1994, the expiration date for the Class A warrants was extended to August 1994 and the expiration date for the Class B warrants was extended to April 1995. In addition, the exercise price

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES for the Class B warrants was reduced to $6.00 per share. Prior to expiration, a total of 401,220 Class A warrants were exercised (288,780 Class A warrants expired without being exercised) and 401,220 Class B warrants were issued. During fiscal 1995, the expiration date for the Class B warrants and the Class F warrants was extended to February 6, 1996. All Class B and F warrants were exercised by February 6, 1996 except for 7,295 which expired unexercised.


     In September 1994, stockholders approved an increase in the number of authorized common shares from 10,000,000 to 50,000,000 and an amendment to the Company's Certificate of Incorporation requiring super majority (80%) approval of certain business combinations.


     In April 1995, the Company sold 125,000 shares of unregistered common stock to two investors at $7.225 per share, less solicitation and offering costs. These stockholders also received certain piggyback registration rights and the option to (1) convert their common shares for any convertible preferred stock subsequently issued under a private offering or (2) receive additional common shares at no cost to bring the average price per share down to a $.25 discount to the conversion price as anti-dilution rights. In May and September 1995, the Company sold an additional 168,500 shares of unregistered common stock to two other investors under substantially similar terms. In October 1995, these investors elected to receive 73,718 additional shares of common stock in connection with their anti-dilution rights.



12. STOCK OPTIONS AND WARRANTS



     The Company has two plans under which stock options may be granted, one plan under which registered warrants may be granted and also has issued unregistered warrants. These plans are administered by the Board of Directors whose Compensation Committee recommends option and warrant grants for officers, directors and key consultants of the Company.



     The 1990 Incentive Stock Option Plan (the Option Plan) was approved by stockholders of the Company on March 5, 1990 and amended by the stockholders on April 22, 1992 and January 19, 1996. Under the terms of the Option Plan, the Company has reserved for issuance to key employees and officers of the Company 700,000 shares of common stock. The exercise price may not be less than the market price of the common stock on the date of grant. Options are nonassignable and may be exercised only by the employee while employed by the Company or within three months after termination of employment unless due to death or disability. Options are exercisable in increments over four years and expire no later than ten years from the date of the grant. Of the 283,485 options outstanding as of April 30, 1996, 78,750 were granted to officers and 204,735 were granted to other employees. In May 1996, 10,000 options were granted to a new officer at $12.50 per share.



     The 1990 Non-Qualified Stock Option Plan (the Plan) was approved by the stockholders of the Company on March 5, 1990, and amended by the stockholders on April 22, 1992 and January 19, 1996. Under the terms of the Plan, as amended, the Company has reserved 600,000 shares of common stock for issuance upon exercise of options granted to outside directors and consultants. At April 30, 1996, the Company had 151,000 options outstanding under the Plan of which 135,000 were issued to a former outside director and 16,000 were issued to consultants. In May 1996, 80,000 options were issued to the four outside members of the Board of Directors and the four members of the Company's medical advisory board (one of whom is also a Board member) at an exercise price of $12.625 per share, which approximated the fair market value at the date of grant.



     Under the 1994 Non-Qualified Warrant Plan, as amended on January 19, 1996, the Company has reserved 1,500,000 shares of common stock for issuance upon exercise of registered warrants granted to certain employees, directors and consultants, of which 104,250 were exercised during fiscal 1996 and 901,250 warrants were outstanding as of April 30, 1996. Such warrants generally vest ratably over a twenty four month period and are exercisable over a five year period. During fiscal 1995, 824,500

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES unregistered warrants were converted to Non-Qualified Warrants with the same exercise price per share and 120,000 Non-Qualified Warrants were issued to certain consultants, officers and employees at the market price. During fiscal 1996, 61,000 Non-Qualified Warrants were issued to a Company officer at $12.625 per share, the market price at the date of the grant. In May 1996, certain officers (including new officers) and employees were granted a total of 234,000 warrants at an average market price of $12.46 per share, which approximated the fair market value at the date of grant.



     Of the 435,000 unregistered warrants outstanding as of April 30, 1996, 325,000 were issued to officers, employees and consultants during fiscal 1995 at $9.00 per share (above the market price). During fiscal 1996, 30,000 unregistered warrants were exercised and 110,000 unregistered warrants were issued to consultants. In May 1996, 125,000 unregistered warrants were granted to new officers of the Company at the current market price of $12.50 per share. Unregistered warrants are exercisable over a five year period and vest at varying rates ranging from immediately to three years.



     Information with respect to the above plans is as follows:



                                                 1990            1990
                                              INCENTIVE      NON-QUALIFIED                        1994
                                             STOCK OPTION    STOCK OPTION     UNREGISTERED    NON-QUALIFIED
                                                 PLAN            PLAN           WARRANTS      WARRANT PLAN
                                             ------------    -------------    ------------    -------------
Outstanding at April 30, 1993.............      310,045         235,000               --               --
Exchanged ($5.91 to $6.35)................     (217,000)        (72,500)         289,500
Granted ($5.00 to $5.50 options; $5.00 to
  $7.50 warrants).........................       92,000          67,000          565,000
Canceled..................................       (4,500)        (52,500)              --               --
                                               --------         -------         --------         --------
Outstanding at April 30, 1994.............      180,545         177,000          854,500               --
Exercised ($5.00 to $5.75)................       (1,600)        (10,000)
Exchanged ($5.00 to $7.50)................                                      (824,500)         824,500
Granted ($5.38 to $7.75 options; $5.31 to
  $9.00 warrants).........................      109,000          25,000          325,000          120,000
Canceled..................................       (1,250)             --               --               --
                                               --------         -------         --------         --------
Outstanding at April 30, 1995.............      286,695         192,000          355,000          944,500
Exercised ($3.00 to $7.75)................      (59,210)        (41,000)         (30,000)        (104,250)
Granted ($12.50 to $16.625 options; $5.25
  to $12.625 warrants)....................       59,000                          110,000           61,000
Canceled..................................       (3,000)             --               --               --
                                               --------         -------         --------         --------
Outstanding at April 30, 1996.............      283,485         151,000          435,000          901,250
                                               ========         =======         ========         ========
Average price per share at
  April 30,
     1994.................................     $   4.41         $  5.38         $   5.79        $      --
     1995.................................     $   5.62         $  5.67         $   8.66        $    5.89
     1996.................................     $   7.42         $  5.78         $   8.11        $    6.40
  Exercisable at April 30,
     1994.................................      100,545         145,750          363,151               --
     1995.................................      165,570         159,500           57,083          737,347
     1996.................................      170,235         151,000          239,583          827,041



     The Company also has the following warrants outstanding as of April 30, 1996:



          24,000 Class C and 15,150 Class D-Exercisable for one share of common stock, at a price of $5.00 per share, expire December 24, 1997



          24,500 Class E-Exercisable for one share of common stock, at a price of $5.00 per share, expire January 6, 1998

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

          46,888 Underwriter warrants-Exercisable for one share of common stock, at a price of $7.25 per share, expire November 9, 1998



     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which addresses accounting for stock option, purchase and award plans. SFAS 123 specifies that companies utilize either the "fair value based method" or the "intrinsic value based method" for valuing stock options granted. The Company will adopt SFAS 123 as required in fiscal 1997, and expects to utilize the "intrinsic value based method" for valuing stock options granted. The Company anticipates that, when adopted, SFAS 123 will not have a material effect on its financial position or results of operations.



13. BUSINESS SEGMENT INFORMATION



     After allocating certain corporate expenses and determining the primary geographic area for mobile equipment, business segment information for the years ended April 30, 1994, 1995 and 1996 is as follows:



                                            LASERVISION CENTERS DIVISION
                                       ---------------------------------------
                                                              FOREIGN
                                                     -------------------------   MARKETVISION
                                        DOMESTIC       CANADA        EUROPE        DIVISION        TOTAL
                                       -----------   -----------   -----------   ------------   -----------
YEAR ENDED APRIL 30, 1994
Revenues.............................  $    20,000   $   808,000   $   689,000   $    589,000   $ 2,106,000
                                       -----------   -----------   -----------   ------------   -----------
Loss from operations.................  $  (850,000)  $  (610,000)  $  (410,000)  $    (30,000)  $(1,900,000)
                                       -----------   -----------   -----------   ------------   -----------
Interest/other income................                                                                21,000
Interest expense.....................                                                              (156,000)
Loss on advance......................                                                              (175,000)
                                                                                                -----------
  Net loss...........................                                                           $(2,210,000)
                                                                                                -----------
Identifiable assets..................  $ 1,446,000   $ 1,497,000   $ 6,025,000   $    167,000   $ 9,135,000
                                       -----------   -----------   -----------   ------------   -----------
Capital expenditures.................  $    27,000   $   142,000   $ 5,914,000   $         --   $ 6,083,000
                                       -----------   -----------   -----------   ------------   -----------
Depreciation and amortization........  $   224,000   $   466,000   $   527,000   $      2,000   $ 1,219,000
                                       -----------   -----------   -----------   ------------   -----------
YEAR ENDED APRIL 30, 1995
Revenues.............................  $    12,000   $   921,000   $ 1,545,000   $    833,000   $ 3,311,000
                                       -----------   -----------   -----------   ------------   -----------
Income (loss) from operations........  $(1,707,000)  $  (409,000)  $(1,126,000)  $     34,000   $(3,208,000)
                                       -----------   -----------   -----------   ------------   -----------
Minority interest in net loss of
  subsidiary.........................                                                               116,000
Interest/other income................                                                                37,000
Interest expense.....................                                                              (242,000)
                                                                                                -----------
  Net loss...........................                                                           $(3,297,000)
                                                                                                -----------
Identifiable assets..................  $ 2,613,000   $ 1,741,000   $ 6,767,000   $    197,000   $11,318,000
                                       -----------   -----------   -----------   ------------   -----------
Capital expenditures.................  $   371,000   $   508,000   $ 1,627,000   $         --   $ 2,506,000
                                       -----------   -----------   -----------   ------------   -----------
Depreciation and amortization........  $   236,000   $   388,000   $ 1,248,000   $         --   $ 1,872,000
                                       -----------   -----------   -----------   ------------   -----------
YEAR ENDED APRIL 30, 1996
Revenues.............................  $   286,000   $   943,000   $ 1,255,000   $  1,434,000   $ 3,918,000
                                       -----------   -----------   -----------   ------------   -----------
Income (loss) from operations........  $(3,695,000)  $(1,350,000)  ($4,312,000)  $    141,000   $(9,216,000)
                                       -----------   -----------   -----------   ------------   -----------
Minority interest in net loss of
  subsidiary.........................                                                               192,000
Interest/other income................                                                               437,000
Interest expense.....................                                                              (216,000)
                                                                                                -----------
  Net loss...........................                                                           $(8,803,000)
Identifiable assets..................  $23,667,000   $   561,000   $ 4,027,000   $    658,000   $28,913,000
                                       -----------   -----------   -----------   ------------   -----------
Capital expenditures.................  $ 7,213,000   $   426,000   $   981,000   $      7,000   $ 8,604,000
                                       -----------   -----------   -----------   ------------   -----------
Depreciation and amortization........  $   285,000   $   467,000   $ 1,430,000   $     20,000   $ 2,203,000
                                       -----------   -----------   -----------   ------------   -----------

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

14. PROPOSED STOCK OFFERING



     On June 5, 1996, the Company filed a Form S-3 Registration Statement with the Securities and Exchange Commission, pursuant to which the Company intends to sell 2,500,000 to 2,875,000 shares of the Company's common stock.

                         [PHOTO OF LASERVISION CENTER]

                            [PHOTO OF MOBILEXCIMER]

- ------------------------------------------------------
- ------------------------------------------------------

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           -------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   6
The Company............................  12
Use of Proceeds........................  12
Price Range of Common Stock and
  Dividend Policy......................  12
Capitalization.........................  14
Selected Consolidated Financial Data...  15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  16
Business...............................  22
Management.............................  34
Selling Stockholders...................  36
Underwriting...........................  37
Legal Matters..........................  38
Experts................................  38
Available Information..................  38
Information Incorporated by
  Reference............................  39
Index to Consolidated Financial
  Statements...........................  40


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                               Laser Vision Logo

                                2,500,000 SHARES
                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                                                    , 1996
                           -------------------------

                            DILLON, READ & CO. INC.

                           A.G. EDWARDS & SONS, INC.
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered hereunder:


        Registration fees..................................................   $ 10,781
        Blue Sky and Nasdaq National Market fees and expense...............   $ 60,000
        Printing cost......................................................   $ 80,000
        Transfer agent fees................................................   $  5,000
        Legal fees and expenses............................................   $ 75,000
        Accounting fees and expenses.......................................   $ 35,000
        Miscellaneous......................................................   $ 43,092
        NASD filing fee....................................................   $  3,627
        Nasdaq listing fee.................................................   $  7,500
                                                                              --------
          Total............................................................   $320,000
                                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6 of the Company's Certificate of Incorporation provides for indemnification of the officers and directors of the Company to the fullest extent permitted by the laws of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgment, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or in connection with any administrative or investigative proceedings if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the company and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonably cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officer.

     The Registrant maintains a policy of insurance under which the directors and officers of the Registrant are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

     The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 16. EXHIBITS


 1*        Underwriting Agreement
 4.1***    Specimen Stock Certificate.
 5.1*      Opinion of Dankenbring, Greiman, Osterholt & Hoffmann, P.C. with respect to the shares being registered.
10.1****   Licensing Agreement with VISX Incorporated dated May 8, 1996.
23.1**     Consent of Price Waterhouse LLP to include their report on the consolidated financial statements for the years ended April 30, 1994, 1995 and 1996.
23.2*      Consent of Dankenbring, Greiman, Osterholt & Hoffmann, P.C. to use its opinion letter filed herewith (contained in Opinion Letter at Exhibit 5.1)
27.1**     Financial Data Schedule


- -------------------------
    * To be filed by amendment.

  ** Filed herewith.

 *** Incorporated by reference from Registration Statement No. 33-33843 effective on April 3, 1991.


**** Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, Missouri on the 18th day of June, 1996.


                                          LASER VISION CENTERS, INC.


                                          By: /s/ JOHN J. KLOBNAK


                                            ------------------------------------
                                            John J. Klobnak, Chief Executive
                                            and Chairman of the Board of
                                              Directors


     Each of the undersigned hereby appoints John J. Klobnak and Robert W. May, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                                  TITLE                          DATE
- -----------------------------------   -----------------------------------------   --------------
/s/ JOHN J. KLOBNAK                   Chief Executive Officer and Chairman of     June 18, 1996
- -----------------------------------   the Board of Directors
John J. Klobnak
/s/ ALAN F. GILLAM                    President and Director                      June 18, 1996
- -----------------------------------
Alan F. Gillam
/s/ B. CHARLES BONO, III              Executive Vice President,                   June 18, 1996
- -----------------------------------   Principal Accounting Officer,
B. Charles Bono, III
                                      Chief Financial Officer and Treasurer       June 18, 1996
/s/ ROBERT W. MAY                     Vice-Chairman of the Board, General         June 18, 1996
- -----------------------------------   Counsel and Secretary
Robert W. May
/s/ RICHARD L. LINDSTROM, M.D.        Director                                    June 18, 1996
- -----------------------------------
Richard L. Lindstrom, M.D.
/s/ DR. HENRY SIMON                   Director                                    June 18, 1996
- -----------------------------------
Dr. Henry Simon
/s/ JAMES M. GARVEY                   Director                                    June 18, 1996
- -----------------------------------
James M. Garvey
/s/ STEVEN C. STRAUS                  Director                                    June 18, 1996
- -----------------------------------
Steven C. Straus